"However beautiful the strategy, you should occasionally look at the results."

—Winston Churchill



Company Description

Stifel Financial Corp. is the holding company for Stifel, Nicolaus & Company, Incorporated, a full-service regional brokerage and investment banking firm established in 1890 and headquartered in St. Louis, Missouri. The Company provides securities brokerage, investment banking, trading, investment advisory, and related financial services through its wholly owned subsidiaries, primarily Stifel Nicolaus, to individual investors, professional money managers, businesses, and municipalities.

Statement of Commitment

To Our Associates — current and future, our commitment is to provide an entrepreneurial environment that encourages unconfined, long-term thinking. We seek to reward hard-working team players that devote their energy and attention to client needs. At work, at home, and in their communities, we seek to be their *Firm of Choice*.

To Our Clients — individual, institutional, corporate, and municipal, our commitment is to listen and consistently deliver innovative financial solutions. Putting the welfare of clients and community first, we strive to be the *Advisor of Choice* in the industry. Pursuit of excellence and a desire to exceed clients' expectations are the values that empower our Company to achieve this status.

To Our Shareholders — small and large, our commitment is to create value and maximize your return on investment through all market cycles. By achieving the status of *Firm of Choice* for our professionals and *Advisor of Choice* for our clients, we are able to deliver value to our shareholders as their *Investment of Choice*.

Financial Highlights


151
198
189
194
222
1999
2000
2001
2002
2003

Total Revenues (in millions of dollars)


7.2
9.2
2.0
2.8
15.0
1999
2000
2001
2002
2003

Net Income (in millions of dollars)


1.03
1.20
0.25
0.34
1.82
1999
2000
2001
2002
2003

Diluted EPS (in dollars)


453
458
441
423
412
1999
2000
2001
2002
2003

Total Assets (in millions of dollars)


59
74
79
80
100
1999
2000
2001
2002
2003

Stockholders' Equity (in millions of dollars)


9.18
10.56
11.03
11.81
14.47
1999
2000
2001
2002
2003

Book Value Per Share (in dollars)

(in thousands, except per share amounts)	1999	2000	2001	2002	2003
Operating Results					
Total Revenues	$151,193	$197,848	$188,990	$194,113	$221,620
Net Income	$7,165	$9,203	$2,010	$2,780	$15,007
Diluted Earnings Per Share	$1.03	$1.20	$0.25	$0.34	$1.82
Financial Position					
Total Assets	$453,110	$458,312	$440,559	$422,976	$412,019
Stockholders' Equity	$59,059	$74,178	$78,622	$79,990	$100,045
Book Value Per Share	$9.18	$10.56	$11.03	$11.81	$14.47



Dear Fellow Shareholders, Clients, and Associates:

In 2003, after three years of double-digit declines, equity prices registered strong, broad-based gains. The Dow Jones Industrial Average finished the year with a gain of 25%, while the Nasdaq and the S&P 500 indices were up 50% and 26%, respectively. Even with impressive performances for the past year, the Dow, S&P, and Nasdaq ended the year 12%, 28%, and 61%, respectively, below their all-time highs established in early 2000. Regardless, 2003 was a welcome change from a difficult, three-year bear market.

In 1997, we developed a platform for future growth that communicated our "Of Choice" philosophy and set forth strategic initiatives for our Company. The past year provides us an opportunity to follow Winston Churchill's advice, which states, "However beautiful the strategy, you should occasionally look at the results."

First and foremost, our clients — individual, institutional, corporate, and municipal — benefited from the favorable market conditions. During the past year, our cornerstone belief has once again been confirmed: By placing our clients' interest first, they benefit, our associates prosper, and our shareholders see their investment appreciate in value, making Stifel the *Advisor of Choice*, the *Firm of Choice*, and the *Investment of Choice* for clients, associates, and shareholders alike.


141
177
177
188
217
1999
2000
2001
2002
2003
Net Revenues (in millions of dollars)

For Stifel Financial Corp., 2003 provided affirmation of the Company's ongoing strategic initiatives. Financial highlights include:

- Net revenues for 2003 increased 15% to $217 million. 2003 marked the eighth consecutive year of record net revenues, an impressive achievement considering the difficult market conditions from 2000 until early 2003.
- Record annual net income of $15 million, or $1.82 per diluted share.
- Return on average equity of 17%.
- Equity capital totaled $100 million, resulting in book value per share of $14.47.


1,060
1,259
1,287
1,287
1,296
1999
2000
2001
2002
2003
Stifel Associates

The 2003 year results include a reversal of a $1.2 million charge, net of tax, or approximately $0.15 per diluted share, resulting from the favorable settlement of an arbitration award. The prior year results include an after-tax charge of $3.5 million, or $0.44 per diluted share, related to that arbitration award and other legal matters. Excluding the current year reversal and the prior year charge, net earnings increased 119% to $13.8 million, or $1.67 per diluted share, compared to $6.3 million, or $0.78 per diluted share, for the previous year.



Stock Performance

As we are sure our shareholders have noticed, our Company's progress over the past several years has begun to be reflected in our stock price. As of the date of this letter, our stock closed at $27.56 per share, up 147% from the beginning of 2003. While impressive, the increase in Stifel Financial's market capitalization is the result of revenue and earnings growth, coupled with our Company being valued closer to the market multiples afforded our peers. As indicated on the accompanying graph, Stifel Financial's stock price has outperformed both the S&P 500 and a peer index for the past five-, three-, and one-year timeframes.

SF Performance vs. Peers and Industry
(as of March 12, 2004)



Stifel
Peer Index
S&P 500
202%
42%
-13%
120%
22%
-5%
133%
62%
39%
5 Years
3 Years
1 Year

The Peer Index consists of A.G. Edwards, First Albany, Oppenheimer Holdings, Piper Jaffray, Raymond James Financial, Sanders Morris Harris Group, and SWS Group.

Business Segment Review

Our Company operates in three major business segments: Private Client Group, Equity Capital Markets, and Fixed Income Capital Markets. The following table indicates net revenues and operating contributions for each segment for 2003.

(in thousands)	Private Client Group	Equity Capital Markets	Fixed Income Capital Markets	Other	Total
Net Revenues	$163,095	$35,533	$15,384	$2,500	$216,512
Operating Contributions	35,583	10,788	2,750	(24,061)	25,060

Net Revenues



Other
1%
Equity
Capital Markets
Fixed Income
Capital Markets
7%
75%
Private Client
Group

Operating Contributions



Equity
Capital Markets
Fixed Income
Capital Markets
6%
72%
Private Client
Group



Private Client Group

Our Company's Private Client Group, under the leadership of Scott B. McCuaig, consists of 412 Investment Executives in 82 offices located in 14 states, primarily in the Midwest, along with 158 independent contractors affiliated with Century Securities Associates. The Private Client Group has been, and is expected to continue to be, the largest contributor to the Company's net revenues and profits. Significant accomplishments and highlights in 2003 include:

- Record net revenue of $163 million, up 20% from 2002.
- Record operating contribution of $35.6 million, a 109% increase from 2002, which was adversely affected by the aforementioned arbitration award. Adjusting both years for these items, operating contribution increased 43% over 2002.
- Opened a total of six new offices in Fort Collins and Glenwood Springs, Colorado; Traverse City, Michigan; St. Paul and Rochester, Minnesota; and Merrill, Wisconsin.
- Client assets under administration totaled $20 billion, up 29% from 2002.
- Net new client assets for 2003 totaled $1.4 billion.

Many financial services firms have invested in national advertising campaigns to increase the awareness of their brand. While branding is important, we are cognizant of the fact that the client relationship is with the broker, not the firm. Consequently, at Stifel, we consider the individual broker as our brand. This philosophy, coupled with our belief that the broker is a client of the Company, bodes well for our ability to attract and retain quality Investment Executives. Across the organization, our Company is structured to meet the needs of our Investment Executives, who in turn help their clients meet their financial goals.


115
137
129
136
163
1999
2000
2001
2002
2003

Net Revenues (in millions of dollars)


23.4
29.3
19.2
17.0
35.6
1999
2000
2001
2002
2003

Operating Contributions (in millions of dollars)


336
375
406
412
412
1999
2000
2001
2002
2003

Investment Executives



Equity Capital Markets

Our Equity Capital Markets Group encompasses corporate finance, institutional equity sales and trading, syndicate, and research, with 110 associates located in St. Louis, Chicago, Denver, Kansas City, and Louisville. Some significant highlights in 2003 include:

- Record net revenues of $36 million, an increase of 11% over 2002's record year.
- Record operating contribution of $10.8 million, a 27% increase from 2002.
- Companies under research coverage totaled 240, compared to 212 at the end of 2002.
- Research performance was strong, with an overall gain, based on actual returns, of 20.5% for our research universe. Strong Buy and Buy recommendations gained 27.1% and 22.4%, respectively.



10
18
25
32
36
1999
2000
2001
2002
2003

Net Revenues (in millions of dollars)

On the capital formation front, our Company had a very successful year. In 2003, Stifel lead or co-managed 69 equity, debt, or trust preferred offerings, compared to 47 in 2002, helping issuing clients raise over $20 billion. Importantly, these transactions did well for our investing clients, returning 10% on average from the offering date through the end of 2003. Some significant transactions include:

- Lead manager on two trust preferred offerings: $50.6 million for Independent Bank Corporation and $46.0 million for First Banks, Inc.
- Lead manager on a $55 million convertible preferred offering for LTC Properties.
- Lead manager on a $13 million secondary offering of common stock for Delta Natural Gas Company, Inc.
- Co-manager on three IPOs: $203.5 million for Integrated Alarm Services Group, Inc., $112.5 million for Falcon Financial Investment Trust, and $99 million for Gladstone Commercial Corporation.



(406)
291
4,143
8,469
10,788
1999
2000
2001
2002
2003

Operating Contributions (in thousands of dollars)



22.4%
27.1%
20.5%
Buys
Strong Buys
All Stocks

2003 Research Performance

Our momentum continued into 2004, with Stifel serving as lead manager on a $275 million initial public offering for Tortoise Energy Infrastructure. Tortoise is the first registered investment company to focus specifically on energy infrastructure master limited partnerships. This structure is unique, since it offers the investor a consolidated 1099 DIV rather than an individual K-1 from each partnership.

We believe that Stifel's ability to offer creative financial solutions allows us to continue our role as a leader in the investment banking arena, providing clients with unique investment opportunities and companies with investment capital.



Fixed Income Capital Markets


18
17
15
11
4
1999
2000
2001
2002
2003
Net Revenues (in millions of dollars)


4,449
3,530
2,750
852
545
1999
2000
2001
2002
2003
Operating Contributions (in thousands of dollars)


6.6
5.2
4.8
3.7
1.6
1999
2000
2001
2002
2003
Negotiated Capital Raised (in billions of dollars)

In 2003, our Fixed Income Capital Markets Group, which includes public finance, institutional fixed income sales, and underwriting and trading, posted net revenues of $15 million, a decrease of 8% from the prior year. During the past year, our Company was involved as sole manager, senior manager, or co-manager on 145 negotiated bond issues totaling $6.6 billion.

Some significant highlights in 2003 include the following:

- St. Louis Public Finance, which includes investment bankers located in Missouri, Illinois, and Kansas, posted substantial revenue and profitability in 2003 and acted as manager or co-manager on 77 financings totaling $1.8 billion. Noteworthy transactions included acting as co-manager on a $221 million bond issue for BJC Health System in St. Louis, one of the largest health systems in the United States. In addition, Stifel Public Finance co-managed a $93 million issue for Washington University in St. Louis and sole managed a $30 million issue for restoration of the Paul Brown Building, a landmark building located in the heart of downtown St. Louis.

- Wisconsin Public Finance continued success with the SUPeR Program, a unique refinancing program developed in 2002 for Wisconsin school districts and municipalities. The Wisconsin Public Finance Group served as senior or co-managing underwriter or financial advisor on more than 115 issues totaling over $2 billion. The team co-managed a $1.8 billion State of Wisconsin bond issue and sole-managed a $20 million bond issue for the Wisconsin Health and Educational Facilities Authority.

- After successfully managing the $225 million Aurora School District 28J bond election in 2002, Denver Public Finance sole managed the first phase of the authorization in 2003, which consisted of a $150 million General Obligation issue. Aurora School District is one of the State of Colorado's largest districts, serving the city of Aurora, with an enrollment of over 30,000 students. Denver Public Finance also acted as swap advisor to the city and county of Denver for a $251 million Certificate of Participation synthetic refunding. This transaction saved the city of Denver approximately $17 million.

We are confident that the Fixed Income Capital Markets portion of our business will continue to grow well into the future, as clients become aware of the innovative financing solutions available through our firm.



Technology and Client Service Update

Over the past few years, a variety of regulatory changes governing the securities industry have impacted investment firms, including Stifel. During 2003, Stifel's Technology and Client Services areas worked diligently on various projects in order to meet and exceed the increasing technology demands of our associates and clients, as well as address the numerous new regulatory requirements.

- Stifel's Information Technology Department utilized broadband technology throughout the branch system, allowing smaller offices to connect to the network at greater speeds and at lower costs. Early this year, the department deployed a Storage Area Network (SAN) solution, new technology that enables faster and more reliable file access, backup capabilities, and greater expandability.

- In order to provide additional resources to our clients, Stifel recently upgraded the firm's web site. Stifel's public web site now hosts an entire new suite of graphically enhanced monitoring tools from Reuters, including market monitors, company overviews, and greatly enhanced news, quotes, and portfolio tracker tools.

- In 2003, Stifel's web development team also launched a project allowing clients to download pertinent account information to two, leading financial software products, Quicken and Microsoft Money, via Stifel @ccess. Furthermore, the web development team is diligently working to update Stifel @ccess so that clients can view real time positions, with just a 20-minute delay, versus positions from the close of the prior business day. These attractive features to Stifel @ccess should be available during the first half of 2004.



- Stifel continued to expand and improve the proprietary *Broker Dashboard* platform unveiled in 2002. The web-based platform continues to provide Stifel's Investment Executives with a unique view of client information across a broad spectrum of metrics.

- This past summer, Stifel's web development team constructed a new risk management system. The new site works in conjunction with the Broker Audit system to present and analyze important changes in client and Investment Executive information.

- In our Client Services group, associates have done an excellent job handling the requirements surrounding the new books and records rules, customer identification requirements, anti-money laundering legislation, the U.S. Patriot Act, the Sarbanes-Oxley Act, and more.

As the regulatory and technological environments continue to evolve, Stifel's Technology and Client Services groups will continue to provide the superior support and services demanded by our clients and Investment Executives.



Our Successful Platform for Growth

In our 1998 Annual Report, we discussed building a platform for future growth. During the past several years, this platform has been developed by:

Refining and Maintaining Our Corporate Culture



Clients
Corporations
Individual Investors
Institutional Investors
Municipalities
Corporate Finance Bankers
Investment Executives
Institutional Sales/Research
Public Finance Bankers
Private Client Group/Branches
Trading
Investment Services
Operations
Technology
Administration
CEO

- **Placing Clients First** — We've always known that clients are the reason for Stifel's ultimate success. Stifel Nicolaus founding father Herman Stifel firmly believed that true success came in "safeguarding the money of others as if it were your own." These words of wisdom are carried through today by our dedicated associates, who believe in putting the needs and concerns of clients first. However, several years ago, we took our founder's mandate a step farther by adopting an inverted organizational chart which places clients, and the Stifel associates who service these clients, at the top of the chart. This innovative concept acts as a reminder that it is our clients whose needs and goals are first, as we can only be as successful as the individuals and institutions we serve.

- **A Sense of Meritocracy** — Webster's dictionary defines meritocracy as "leadership selected on the basis of intellectual criteria." Stifel and meritocracy go hand-in-hand, as we continue to develop new efforts to improve our firm by being educated on the latest trends in the industry and the needs of investors. By continuing to expand our wide range of products and services, recruit the industry's most talented professionals, and keep corporate expenditures to a minimum, we've been able to emerge as a leading regional brokerage firm. Our associates understand the importance of meritocracy and have embraced the strategic initiatives the firm has set forth, which has been key to our organization's growth and development.

- **Ownership By Stifel Associates** — At Stifel, we believe it is important for our associates to have a personal stake in the performance, development, growth, and integrity of the firm. Ownership by Stifel associates, combined with that held in deferred compensation and related compensation plans, is in excess of 50% of total shares and equivalents outstanding. By fostering an environment where our associates can contribute to the growth and profitability of our Company, coupled with significant ownership, we believe that we directly align the interests of our associates and our shareholders to the benefit of all.



Embracing Technology

Over the past several years, Stifel has continuously invested in technology. Our commitment to technology has placed our Company at the forefront of our industry, allowing our Investment Executives to provide innovative financial solutions, while also providing the Company with sophisticated risk management systems. Importantly, we have remained ahead of the technology curve while achieving one of the most efficient technology expense ratios in the industry. We believe our technology is a strategic advantage, and we plan to maintain this advantage in the years to come.

Growth Initiatives

We recognize that talented, entrepreneurial people want to be associated with growth-oriented organizations. We also understand the difference between quality growth and growth for growth's sake — quality versus quantity. We believe we have achieved quality growth since 1997, as evidenced by the following:

($ in thousands, except per share amounts)	1997	2003	% Growth
Net Revenues	$122,828	$216,512	76%
Net Income	$5,671	$15,007	165%
Stockholders' Equity	$50,081	$100,045	100%
Book Value	$7.60	$14.47	90%
Associates	856	1,296	51%
Private Client Group Branches	39	82	110%
Investment Executives	262	412	57%
Capital Markets Net Revenues	$21,800	$50,917	134%

While building a platform for growth, we also developed an atmosphere of trust and respect with our clients, associates, and investors. Not only have we met goals set forth in 1997, but we have exceeded those goals in most situations, fulfilling our mission as the *Investment of Choice* for our shareholders.





Corporate Governance

A very hot topic these days centers around corporate governance issues, primarily concerning companies' Board of Directors. While many of the new requirements are appropriate, many also result in additional burden and increased cost for companies like ours. That said, our Board is comprised of eight independent directors and four insiders. We believe this provides a balance between outside perspective and knowledge of specific business issues impacting our Company. Frankly, large ownership (which is the case with all four inside directors) provides the greatest incentive for building and protecting shareholder value. We encourage all shareholders and potential investors to visit the Company's web site to review our Corporate Governance Guidelines.

Our Associates

The accomplishments over the past several years would not have been possible without the dedication, loyalty, and teamwork of our nearly 1,300 associates. Stifel associates are entrepreneurial, hard-working, and importantly, understand the golden rule. Without question, our associates are the Company's greatest asset.

During the past year, our Board of Directors welcomed three new members. James M. Zemlyak, Chief Financial Officer and Co-Chief Operating Officer of Stifel Nicolaus, has been instrumental in our growth, and we welcome him to our board. Jim joins Walter F. Imhoff, Scott B. McCuaig, and me as insiders on the board. In addition, John P. Dubinsky, President and Chief Executive Officer of Westmoreland Associates, LLC., and Frederick O. Hanser, Vice Chairman and Director of the St. Louis Cardinals, joined our board as independent directors. John and Fred have displayed remarkable leadership abilities in the St. Louis community, and we are pleased to add their considerable talents to our board.

Also, our dear friend, and former chairman and CEO of our company, George Herbert Walker III resigned from his longtime seat on the board to embark on a new and exciting challenge as U.S. Ambassador to Hungary. While we were disappointed to see Bert leave, we are tremendously excited for him and this incredible opportunity.

2004 and Beyond

The U.S. economy just completed its strongest year of the last four, growing over 4%, while inflation remains tame. Tax cuts in 2003 helped boost consumer spending, while rising business confidence, low interest rates, and surging cash flows have fueled significant growth of capital spending. Growth in labor productivity is lowering unit costs, contributing to sharply rising corporate profits and low inflation — trends we expect to continue through 2004. This, of course, bodes well for the equity markets and our Company.

With that said, recent terrorist acts serve as a poignant reminder that significant risks to the economic expansion and to stock and bond valuations remain. Perhaps the most notable economic risk is the specter of an increase in interest rates to combat the threat, or perceived threat, of rising inflation. The historically high price/earnings multiple of the market is based, in part, on the historically low interest rate environment. Whether increasing corporate profits will be sufficient to offset a contraction of price/earnings ratios remains a significant risk to current equity valuations. Despite these risks, we envision 2004 to be a promising year.

In closing, we offer our sincere thanks to our shareholders and to our clients for their support and to our associates for their continued commitment to excellence.

Ronald J. Kruszewski
Chairman, President, and Chief Executive Officer
March 12, 2004



Stifel Financial Corp.
Board of Directors and Officers

Ronald J. Kruszewski*
Chairman of the Board, President, and Chief Executive Officer

Robert J. Baer*
President Emeritus
UniGroup, Inc.

Bruce A. Beda*
Chief Executive Officer
Orion Partners, LLC

Charles A. Dill*
Venture Capital and Private Equity Investor

John P. Dubinsky*
President and Chief Executive Officer
Westmoreland Associates, LLC

Richard F. Ford*
General Partner
Gateway Associates

Frederick O. Hanser*
Vice Chairman
St. Louis Cardinals, LLC
President
SLC Holdings, LLC

Walter F. Imhoff*
Managing Director

Robert E. Lefton*
President and Chief Executive Officer
Psychological Associates, Inc.

Scott B. McCuaig*
Senior Vice President

James M. Oates*
Chairman
Hudson Castle Group, Inc.

James M. Zemlyak*
Senior Vice President, Treasurer, and Chief Financial Officer

Thomas A. Prince
Senior Vice President and General Counsel

David D. Sliney
Senior Vice President

Marcia J. Kellams
Corporate Secretary

*Director

Stifel, Nicolaus & Company, Incorporated
Board of Directors

Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer

Scott B. McCuaig
President and Chief Operating Officer

James M. Zemlyak
Senior Vice President
Chief Financial Officer and Co-Chief Operating Officer

Steven H. Bell
Senior Vice President
Director, Denver Public Finance

J. Jeffery Fowlds
Senior Vice President
Director, Research and Institutional Equity Sales

Michael F. Imhoff
Senior Vice President
Director, Institutional Fixed Income Underwriting and Trading

Thomas R. Kendrick IV
Senior Vice President
Director, Syndicate

Thomas A. Prince
Senior Vice President
General Counsel

J. Joseph Schlafly III
Senior Vice President
Director, St. Louis Public Finance

David D. Sliney
Senior Vice President
Director, Strategic Planning, Technology, and Operations

Shareholder Information

Annual Meeting

The 2004 annual meeting of stockholders will be held at Stifel's headquarters in Founders Hall, 2nd Floor, One Financial Plaza, 501 North Broadway, St. Louis, Missouri, on Wednesday, May 5, 2004, at 11:00 a.m.

Stock Listings

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock for each full quarterly period for the calendar years are as follows:

	Stock Price High - Low
Year 2003 By Quarter	
First	$ 12.23 - 10.95
Second	13.03 - 11.40
Third	13.85 - 11.90
Fourth	19.78 - 13.28
Year 2002 By Quarter	
First	$ 13.20 - 10.40
Second	14.65 - 12.45
Third	13.30 - 11.65
Fourth	12.70 - 10.95

Transfer Agent

The transfer agent and registrar for Stifel Financial Corp. is UMB Bank, n.a., Kansas City, Missouri.

Number of Stockholders

The approximate number of stockholders of record on March 1, 2004, was 3,500.

Dividends

Dividends paid were as follows:

Record Date	Payment Date	Cash Dividend
2/13/02	2/27/02	$0.03
5/23/02	6/6/02	$0.03

On May 9, 2002, the Company announced the elimination of future dividends on common stock.

Memberships

Stifel, Nicolaus & Company, Incorporated, one of Stifel Financial Corp.'s subsidiaries, is a member of:

New York Stock Exchange, Inc.
American Stock Exchange, Inc.
Chicago Stock Exchange, Inc.
Philadelphia Stock Exchange, Inc.
Chicago Board Options Exchange, Inc.
National Association of Securities Dealers, Inc.
Securities Investor Protection Corporation

Principal Subsidiaries

Stifel, Nicolaus & Company, Incorporated
Stifel Venture Corp.
Century Securities Associates, Inc.
Stifel CAPCO, LLC
Stifel CAPCO II, LLC
Stifel Financial Capital Trust I

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2003**

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ________________.

Commission file number 1-9305

STIFEL FINANCIAL CORP.

(Exact name of Registrant as specified in its charter)

DELAWARE	43-1273600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
501 North Broadway St. Louis, Missouri	63102-2102
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code	314-342-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, Par Value $.15 per share	New York Stock Exchange Chicago Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes [X] No [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 30, 2003 (the last business day of the Registrant's second fiscal quarter), was approximately $75.1 million, based on the closing sale price of the common stock on the New York Stock Exchange on that date.

Shares of Common Stock outstanding at February 29, 2004: 7,386,585 shares, par value $.15 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement filed with the SEC in connection with the Company's Annual Meeting of Stockholders to be held May 5, 2004, are incorporated by reference in Part III hereof. Exhibit Index located on pages 57 and 58.

CAUTIONS ABOUT FORWARD-LOOKING INFORMATION

This Form 10-K and the information incorporated by reference in this Form 10-K contain certain forward-looking statements that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. These forward-looking statements include statements relating to:

- Our goals, intentions, and expectations;
- Our business plans and growth strategies; and
- Estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions, and uncertainties, including, among other things, changes in general economic and business conditions and the risks and other factors set forth in this Form 10-K.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

Stifel Financial Corp., a Delaware corporation and a holding company for Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus") and other subsidiaries, was organized in 1983. Stifel Nicolaus, a full-service broker-dealer, is the successor to a partnership founded in 1890. Stifel Financial Corp. operates in an inherently risky environment. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our Company. However, the risks and uncertainties our Company faces are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline.

RISK FACTORS RELATING TO STIFEL FINANCIAL CORP.

We are directly affected by fluctuations in the trading volume and price levels of securities, national and international economic and political conditions, and broad trends in business and finance.

As a brokerage and investment banking firm, our business depends heavily on conditions in the financial markets and on economic conditions generally, both domestic and abroad. Many factors outside our control may directly affect the securities business, in many cases in an adverse manner. These include but are not necessarily limited to:

- Economic and political conditions;
- Broad trends in business and finance;
- Legislation and regulation affecting the national and international business and financial communities;
- Currency values;
- Inflation;
- Market conditions;
- The availability and cost of short-term or long-term funding and capital;
- The credit capacity or perceived creditworthiness of the securities industry in the market place; and
- The level and volatility of interest rates.

A downturn in the U.S. securities market could adversely affect our business in many ways.

In the late 1990s, the stock markets in the United States achieved record or near record levels, generating substantial revenues for firms in the securities industry. However, this favorable business environment began to erode in early 2000, as all major stock indices declined and volatility increased. This volatility decreased transaction volumes industry-wide, and many brokerage and investment banking firms experienced a significant slowdown in business in 2002 and the first quarter of 2003. As indicated by the past few years, the securities industry is cyclical. Volatility or instability in the financial markets could significantly harm our business for many reasons.

Because a significant portion of our revenue is derived from commissions, margin interest revenue, principal transactions, asset management and service fees, and investment banking fees, a decline in stock prices, trading volumes, or liquidity could significantly harm our profitability in the following ways:

- The volume of trades we would execute for our clients may decrease;
- The value of the invested assets we manage for our clients may decline;
- Our customer margin balances may decrease;
- The number and size of transactions for which we provide underwriting and merger and acquisition advisory services may decline;
- The value of the securities we hold in inventory as assets, which we often purchase in connection with market-making and underwriting activities, may decline. As a market-maker, we may own large positions in specific securities. These undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. In addition, a sizable portion of our inventory is comprised of fixed income securities, which are sensitive to interest rates. As interest rates rise or fall, there is a corresponding increase or decrease in the value of our assets;
- The value of the securities we hold as investments acquired directly through our subsidiaries may decline. In particular, those investments in venture capital and start-up type companies, which by their nature are subject to a high degree of volatility, may be susceptible to significant fluctuations;
- Because our Equity Capital Markets business is significantly concentrated in the financial services sector, our financial results may be adversely affected if future legislative, regulatory, accounting pronouncements, or other developments in the financial services industry cause a decline in the number of public offerings, private placements, and other capital-raising efforts, including the issuance of trust preferred securities, by financial institutions, or if there is a significant slowdown in financial institution mergers and acquisition activity; and
- Our financial results may be adversely affected by the amortization costs incurred by us in connection with the upfront loans we offer to investment executives.

To the extent our clients, or counterparties in transactions with us, are more likely to suffer financial setbacks in a volatile stock market environment, our risk of loss during these periods would increase.

Declines in the market value of securities can result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our clients to fulfill their credit obligations. During market downturns, counterparties to us in securities transactions may be less likely to complete transactions. Also, we often permit our clients to purchase securities on margin or, in other words, to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in securities prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser's indebtedness. If the clients are unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expense defending or pursuing claims or litigation related to counterparty or client defaults.

We face intense competition in our industry.

Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry in general are intensely competitive. We expect competition to continue and intensify in the future.

Because many of our competitors have greater resources and offer more services than we do, increased competition could have a material and adverse effect on our profitability.

We compete directly with national full-service broker-dealers and investment banking firms and, to a lesser extent, with discount brokers and dealers, investment advisors, and commercial banks. We also compete indirectly for investment assets with insurance companies, real estate firms, hedge funds, and others.

Although we believe we have competitive advantages, such as the qualifications and experience of our professional staff, our reputation in the marketplace, and our existing client relationships, a number of our competitors have significantly greater capital and financial resources than we do. The financial services industry has recently undergone significant consolidation, which has further concentrated equity capital and other financial resources in the industry and further increased competition. Many of our competitors use their significantly greater financial capital and scope of operations to offer their customers more products and services, broader research capabilities, access to international markets, and other products and services not currently offered by us. These and other competitive pressures may adversely affect our competitive position and, as a result, our operations and financial condition.

We face competition from new entrants into the market and increased use of alternative sales channels by other firms.

Domestic commercial banks and investment banking boutique firms have entered the broker-dealer business, and large international banks have begun serving our markets as well. Legislative and regulatory initiatives intended to ease restrictions on the sale of securities and underwriting activities by commercial banks have increased competition. This increased competition could cause our business to suffer.

The industry of electronic and/or discount brokerage services is continuing to develop. Increased competition from firms using new technology to deliver these products and services may materially and adversely affect our operating results and financial position. Competitors offering Internet-based or other electronic brokerage services may have lower costs and offer their customers more attractive pricing and more convenient services than we do. In addition, we anticipate additional competition from underwriters who conduct offerings of securities through electronic distribution channels, bypassing financial intermediaries such as us altogether.

We are subject to an increased risk of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence, or acts of fraud by our employees.

Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against securities firms and their brokers for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by investment executives or traders, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. In addition, in our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. We do not carry insurance that would cover payments regarding these liabilities, with the exception of fidelity coverage with respect to fraudulent acts of our employees. In addition, our by-laws provide for the indemnification of our officers, directors, and employees to the maximum extent permitted under Delaware law. We have entered into indemnification agreements with our directors. We are now, and in the future may be, the subject of indemnification assertions under these documents by our officers, directors, or employees who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation has increased costs associated with attorneys' fees. The amount of outside attorneys' fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations as such fees occur. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby substantially increasing the costs incurred to resolve this litigation.

We depend on our ability to attract and retain key personnel. Our business is a service business that depends heavily on highly skilled personnel and the relationships they form with clients.

Our business, as a service business, relies heavily upon our highly skilled and often highly specialized employees, particularly Ronald J. Kruszewski, our chairman of the board, president, and chief executive officer, and our other executive officers. The unexpected loss of services of any of these key employees and executive officers, or the inability to recruit and retain highly qualified personnel in the future, could have an adverse effect on our business and results of operations.

We generally do not enter into written employment agreements with our employees, and employees can stop working with us at any time. Investment executives typically take their clients with them when they leave to work for a competitor of ours. From time to time, in addition to investment executives, we have lost equity research, investment banking, public finance, and institutional sales and trading professionals to our competitors, and some have taken clients away from us.

We cannot assure you that we will successfully retain our key personnel or attract, assimilate, or retain other highly qualified personnel in the future, and our failure to do so could materially and adversely affect our business, financial condition, and operating results.

Competition for personnel within the financial services industry is intense. The cost of retaining skilled professionals in the financial services industry has escalated considerably, as competition for these professionals has intensified. Employers in the industry are increasingly offering guaranteed contracts, upfront payments, and increased compensation. These can be important factors in an employee's decision to leave us. As competition for skilled professionals in the industry increases, we may have to devote more significant resources to attracting and retaining qualified personnel.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We are currently subject to several such claims and may be subject to additional claims in the future as we seek to hire qualified personnel, some of whom may currently be working for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits. Such claims could also discourage potential employees who currently work for our competitors from joining us.

Continued growth may strain our resources.

One of our strategies is to grow through the recruitment of investment executives and, to a lesser extent, possible future acquisitions. The growth of our business and expansion of our client base has and will continue to strain our management and administrative resources. It will also require increased investment in management personnel and financial, administrative, and communication systems. Unless offset by a growth of revenues, the costs associated with these investments will reduce our operating margins. We cannot assure investors that we will be able to manage or continue to manage our recent or future growth successfully. The inability to do so could have a material adverse effect on our business, financial condition, and operating results.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war, or other civil disturbances could lead to further economic instability and adversely affect investor confidence.

The financial markets were beset with volatility and uncertainty after the terrorist attacks of September 11, 2001, escalating tensions in the Middle East, and the war in Afghanistan and in Iraq. These events increased volatility in the prices of securities. We are unable to predict whether the future effects of the ensuing U.S. military and other responsive actions, and the threat of similar future events or responses to such events, will result in long-term commercial disruptions or will have a long-term adverse effect on the financial markets, as well as our business, results of operations, or financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which are important to attract and retain investment executives.

The brokerage and investment banking industry continues to undergo technological change, with periodic introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables firms to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy their demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

We rely upon third parties to provide critical functions.

Our trade processing software is operated by a third-party vendor under an agreement whereby they provide us turn-key maintenance and operation of mainframe computers and servers that operate the software. Likewise, we contract with another vendor, affiliated with our trade processing software vendor, to operate our market data servers, which constantly broadcast news, quotes, analytics, and other important information to the desktop computers of our investment executives. We contract with other vendors to produce, batch, and mail our confirmations and customer reports. As our business grows, we cannot be assured that the technology and services we require from third parties will be available. A third-party contractor's inability to meet our needs could cause us to be unable to timely and accurately process our clients' transactions or maintain complete and accurate records of such transactions.

We depend heavily on our communications and information systems, which are vulnerable to systems failures.

Our business is highly dependent on communications and information systems. Any failure or interruption of our systems could cause delays in our securities trading activities, which could significantly harm our operating results. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Localized conditions in the Midwest region of the United States, or to a lesser extent the Rocky Mountain region, may adversely affect our business.

Our customers are, and have historically been, concentrated in the Midwest region of the United States and, to a lesser extent, the Rocky Mountain region. Our revenue is derived largely from our retail brokerage business in these regions. Because of this concentration, we are dependent on market conditions in these regions. A significant downturn in the economy in any of these regions could materially and adversely affect our underwriting and brokerage businesses located there.

Lack of sufficient liquidity could impair our business and financial condition.

Liquidity is essential to our business. If we have insufficient liquid assets, we will be forced to curtail our operations, and our business will suffer. The principal source of our liquidity is our assets, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by our equity capital, debenture, client credit balances, short-term bank loans, proceeds from securities lending, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis and securities lending, with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies, or respond to other unanticipated liquidity requirements. Stifel Nicolaus generates substantially all of our revenue. We rely exclusively on financing activities and distributions from our subsidiaries for funds to implement our business and growth strategies and repurchase our shares. Net capital rules, restrictions under our long-term debt, or the borrowing arrangements of our subsidiaries, as well as the earnings, financial condition, and cash requirements of our subsidiaries, may each limit distributions to us from our subsidiaries.

In the event existing internal and external financial resources do not satisfy our needs, we may have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, credit ratings, and credit capacity, as well as our specific financial position. We cannot assure investors that our internal sources of liquidity will prove sufficient, or if they prove insufficient, that we will be able to successfully obtain outside financing on favorable terms, or at all.

We are subject to increasing governmental and organizational regulation.

Our business, and the securities industry generally, is subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations ("SRO"), such as The New York Stock Exchange, Inc. ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD"), require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record-keeping, and the conduct of principals and employees. The extensive regulatory framework applicable to broker-dealers, the purpose of which is to protect investors and the integrity of the securities markets, imposes significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our security holders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules, or regulations of any SRO, state, or federal regulatory authority could result in a fine, injunction, suspension, or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules, and regulations or the adoption of new statutes, rules, and regulations could require us to alter our methods of operation at costs which could be substantial. In particular, recent corporate scandals have given rise to the Sarbanes-Oxley Act, which has far-reaching effects on corporate governance and accountability. In addition, the Securities and Exchange Commission ("SEC"), the NYSE, and the NASD have instituted new rules for separation of persons or entities providing securities research and analysis from investment banks. The enactment of such a proposal would potentially adversely affect the revenues and profits of investment banks generally, including the Financial Institutions Group of our Equity Capital Markets business segment. In addition, our ability to comply with laws, rules, and regulations is highly dependent upon our ability to maintain a compliance system which is capable of evolving with increasingly complex and changing requirements. Moreover, one of our subsidiaries, Century Securities, gives rise to a higher risk of noncompliance because of the nature of the independent contractor relationships involved.

We are subject to net capital requirements; failure to comply with these rules would significantly harm our business.

The SEC requires broker-dealers to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules require broker-dealers to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by the NASD, the NYSE, and other regulatory bodies, and ultimately may require its liquidation. These rules affect both of our broker-dealer subsidiaries. Failure to comply with the net capital rules could have material and adverse consequences, such as:

- Limiting our operations that require intensive use of capital, such as underwriting or trading activities; or
- Restricting us from withdrawing capital from our subsidiaries, even where our broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to implement our business and growth strategies, pay interest on and repay the principal of our debt, and/or repurchase our shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

We may suffer losses if our reputation is harmed.

Our ability to attract the retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail to deal, or appear to fail to deal, with various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in our products. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines, and penalties.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.

Although we have developed risk management procedures and policies to identify, monitor, and manage risks, we cannot assure investors that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients, and other matters provided by third parties. This information may not be accurate, complete, up-to-date, or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal, and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

PART I

ITEM 1. BUSINESS

Stifel Financial Corp. ("Financial" or the "Company"), a Delaware corporation and a holding company for Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus") and other subsidiaries, was organized in 1983. Stifel Nicolaus is the successor to a partnership founded in 1890. Unless the context requires otherwise, the term "Company" as used herein means Stifel Financial Corp. and its subsidiaries.

The Company offers securities-related financial services through its wholly owned operating subsidiaries, Stifel Nicolaus and Century Securities Associates, Inc. ("CSA"). These subsidiaries provide brokerage, trading, investment banking, investment advisory, and related financial services primarily to customers throughout the United States from 129 locations. The Company's customers include individuals, corporations, municipalities, and institutions. Although the Company has customers throughout the United States, its major geographic area of concentration is in the Midwest and, to a lesser extent, the Rocky Mountain Region.

Business Segments

The Company's business has four segments: Private Client Group, Equity Capital Markets, Fixed Income Capital Markets, and Other. Financial information for each of the three years ended December 31, 2003, 2002, and 2001 is included in the consolidated financial statements and notes thereto. Such information is hereby incorporated by reference.

Narrative Description of Business

As of February 29, 2004, the Company employed 1,159 individuals. Of these, Stifel Nicolaus employed 1,151, of which 440 were employed as private client and institutional sales people. In addition, 158 investment executives were affiliated with CSA as independent contractors. Through its broker-dealer subsidiaries, the Company provides securities services to approximately 171,000 client accounts. No single client accounts for a material percentage of any segment of the Company's business.

Private Client Group

The Company provides securities transaction and financial planning services to its private clients through Stifel Nicolaus' branch system and its independent contractor firm, CSA. Management has made significant investments in personnel, technology, and market data platforms to grow the Private Client Group over the past five years. The Private Client Group employs 778 individuals.

Stifel Nicolaus Private Client

Stifel Nicolaus has 82 private client branches located in 14 states, primarily in the Midwest. Its 418 investment executives provide a broad range of services and financial products to their clients. While an increasing number of clients are electing asset-based fee alternatives to the traditional commission schedule, in most cases Stifel Nicolaus charges commissions on both stock exchange and over-the-counter transactions, in accordance with Stifel Nicolaus' commission schedule. In certain cases, varying discounts from the schedule are granted. In addition, Stifel Nicolaus distributes equity securities, through initial public offerings and secondary markets, and taxable and tax-exempt fixed income products to its private clients, including municipal, corporate, government agency and mortgage-backed bonds, preferred stock, and unit investment trusts. In addition, Stifel Nicolaus distributes insurance and annuity products and investment company shares. Stifel Nicolaus has dealer-sales agreements with numerous distributors of investment company shares. These agreements generally provide for dealer discounts ranging up to 5.75% of the purchase price, depending upon the size of the transaction.

CSA Private Client

CSA has affiliations with 158 independent contractors in 45 branch offices and 92 satellite offices in 30 states. CSA's independent contractors provide the same types of financial products and services to its private clients as does Stifel Nicolaus. Under their contractual arrangements, these independent contractors may also provide accounting services, real estate brokerage, insurance, or other business activities for their own account. However, all securities transactions must be transacted through CSA. Independent contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. CSA is an introducing broker-dealer and, as such, clears its transactions through Stifel Nicolaus.

Customer Financing

Client securities transactions are effected on either a cash or margin basis. The customer deposits less than the full cost of the security when securities are purchased on a margin basis. The Company makes a loan for the balance of the purchase price. Such loans are collateralized by the securities purchased. The amounts of the loans are subject to the margin requirements of Regulation T of the Board of Governors of the Federal Reserve System, NYSE margin requirements, and the Company's internal policies, which usually are more restrictive than Regulation T or NYSE requirements. In permitting customers to purchase securities on margin, the Company is subject to the risk of a market decline, which could reduce the value of its collateral below the amount of the customers' indebtedness.

Equity Capital Markets

The Equity Capital Markets segment includes corporate finance, research, syndicate, over-the-counter equity trading, and institutional sales and trading. The Equity Capital Markets segment employs 110 individuals.

Corporate Finance

The corporate finance group consists of 17 professionals, located in St. Louis, Chicago, Denver, and Louisville, and is involved in public and private equity and preferred underwritings for corporate clients, merger and acquisition advisory services, fairness opinions, and evaluations. Stifel Nicolaus focuses on small and mid-cap companies, primarily financial institutions.

Research

The research department consists of 28 analysts, located in St. Louis, Kansas City, and Denver, who publish research on 240 companies. Proprietary research reports are provided to private and institutional clients at no charge and are supplemented by research purchased from outside vendors.

Syndicate

The syndicate department, consisting of two professionals, coordinates the marketing, distribution, pricing, and stabilization of the Company's lead- and co-managed underwritings. In addition, the syndicate department coordinates the firm's syndicate and selling group activities managed by other investment banking firms.

Over-the-Counter Equity Trading

The Company trades as principal in the over-the-counter market. The over-the-counter equity trading group, which consists of four professionals, acts as both principal and agent to facilitate the execution of customers' orders. The Company makes a market in various securities of interest to its customers through buying, selling, and maintaining an inventory of these securities. At February 29, 2004, Stifel Nicolaus made a market in 292 equity issues in the over-the-counter market. The Company does not engage in a significant amount of trading for its own account.

Institutional Sales and Trading

The institutional equity sales and trading group consists of 16 professionals who provide equity products to its institutional accounts in both the primary and secondary markets. Primary equity issues are generally underwritten by Stifel Nicolaus' corporate finance group. At February 29, 2004, the institutional equity sales and trading department had 516 institutional accounts.

Fixed Income Capital Markets

The Fixed Income Capital Markets segment includes public finance, institutional sales and competitive underwriting, and trading. The Fixed Income Capital Markets segment employs 74 individuals.

Public Finance

Public finance consists of 24 professionals, with offices in St. Louis, Denver, Orlando, Wichita, and Milwaukee. Stifel Nicolaus acts as an underwriter and dealer in bonds issued by states, cities, and other political subdivisions and may act as manager or participant in offerings managed by other firms. The majority of the Company's municipal bond underwritings are originated through these offices.

Institutional Sales and Competitive Underwriting and Trading

Institutional sales, consisting of 14 professionals, is comprised of taxable and tax-exempt sales departments located in St. Louis, Brookfield, and Denver. Stifel Nicolaus buys both tax-exempt and taxable products, primarily municipal, corporate, government agency, and mortgage-backed bonds for its own account, maintains an inventory of these products, and resells from that inventory to its institutional accounts. The institutional fixed income sales group maintained relationships with approximately 617 accounts at February 29, 2004.

Other Segment

In addition to its private client segment and capital markets segments, Stifel Nicolaus clears transactions for another independent introducing broker-dealer. Revenues and costs associated with clearing these transactions are included in the Other segment. The Company also includes unallocated interest expense, interest income from stock borrow activities, and interest income and gains and losses on investments held in the Other segment revenue. The Company includes in the Other segment the unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration. The Company employs 197 persons in this segment.

Competition

The Company competes with other securities firms, some of which offer their customers a broader range of brokerage services, have substantially greater resources, and may have greater operating efficiencies. In addition, the Company faces increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifted restrictions on banks and insurance companies, permitting them to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations. Some of these firms generally charge lower commission rates to their customers without offering services such as portfolio valuation, investment recommendations, and research. Trading on the Internet has increased significantly.

Management relies on the expertise acquired in its market area over its 113-year history, its personnel, and its equity capital to operate in the competitive environment.

Regulation

The securities industry in the United States is subject to extensive regulation under federal and state laws. The SEC is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to SROs, principally the NASD, the Municipal Securities Rulemaking Board, and the national securities exchanges, such as the NYSE. SROs adopt rules (which are subject to approval by the SEC) which govern the industry and conduct periodic examinations of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they are registered.

As a result of federal and state registration and SRO memberships, broker-dealers are subject to overlapping schemes of regulation which cover all aspects of their securities businesses. Such regulations cover matters including capital requirements; uses and safe-keeping of clients' funds; conduct of directors, officers, and employees; record-keeping and reporting requirements; supervisory and organizational procedures intended to assure compliance with securities laws and to prevent improper trading on material nonpublic information; employee-related matters, including qualification and licensing of supervisory and sales personnel; limitations on extensions of credit in securities transactions; clearance and settlement procedures; requirements for the registration, underwriting, sale, and distribution of securities; and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including, in some instances, "suitability" determinations as to certain customer transactions, limitations on the amounts that may be charged to customers, timing of proprietary trading in relation to customers' trades, and disclosures to customers.

Additional legislation, changes in rules promulgated by the SEC and by SROs, and changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker-dealers. The SEC and the SROs may conduct administrative proceedings, which can result in censures, fines, suspension, or expulsion of a broker-dealer, its officers, or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than the protection of creditors and stockholders of broker-dealers.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations, and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity or debt securities registered under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (1) new requirements for audit committees, including independence, expertise, and responsibilities; (2) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (3) new standards for auditors and regulation of audits; (4) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (5) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions became effective immediately, while other provisions will become effective within the year and are subject to rulemaking by the SEC. Although there will be additional expenses incurred in complying with the provisions of the Sarbanes-Oxley Act and the resulting regulations, management does not expect that such compliance will have a material impact on our results of operations or financial condition.

The research departments of broker-dealer firms are the subject of increased regulatory scrutiny. The SEC, the NYSE, and the NASD have recently adopted numerous rules affecting the content of research reports, research analysts, and their interaction with investment banking departments at member securities firms, as well as other companies. Also, acting in part pursuant to a mandate contained in the Sarbanes-Oxley Act, the SEC, the NYSE, and the NASD proposed additional, heightened restrictions on the interaction between research analysts and investment banking departments at member securities firms. The Company believes that it is in compliance with all existing rules.

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies, including standards for verifying client identification at account opening and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the Act seeks to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain some similar provisions. The increased obligations of financial institutions, including the Company, to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions requires the implementation and maintenance of internal practices, procedures, and controls, has increased our costs, and may subject us to liability.

In 2003, the NASD required certain member firms, including Stifel Nicolaus and CSA, to conduct a self-assessment of compliance with the requirement to provide breakpoint discounts in certain mutual fund sales transactions where customers were eligible to receive them. Stifel Nicolaus and CSA voluntarily expanded the scope of the self-assessment to include all trades over $2,500 for years 2001 through 2003. Based upon the results of the self-assessment review, the NASD required that firms either conduct a trade-by-trade analysis or participate in a mail notification process. Stifel Nicolaus and CSA were subsequently required to do the following: 1) reimburse, with interest, any customers identified in the self-assessment process that did not receive appropriate breakpoint discounts, 2) establish reserves for other customers who may make claims for reimbursement, and 3) send notice by no later than January 15, 2004, to all customers who made purchases of Class A mutual fund shares since January 1, 1999, that they may be entitled to similar refunds. Stifel Nicolaus has completed the notice mailing and is currently evaluating inquiries. The Company estimates the total amount of refunds to customers resulting from the breakpoint reviews will not have a material adverse effect on its results of operations.

Also in 2003, the SEC and the NASD began inquiries throughout the industry of late trading and market timing activity in connection with the sales of mutual funds. The SEC has asked firms, including Stifel Nicolaus, that use the National Securities Clearing Corporation's Fund/SERV system to submit and clear mutual fund orders, to review systems and controls for mutual fund orders intended to prevent late trading, and to review all mutual fund orders for a year to determine whether late trading in mutual funds occurred. As a result of prior internal reviews and the SEC-requested reviews of systems and controls, Stifel Nicolaus has changed certain policies and procedures relating to the receipt and supervision of mutual fund orders. Stifel Nicolaus has provided information to the SEC and the NASD in conjunction with their industry-wide review of mutual fund trading practices. While the Company is unable to predict the outcome of these matters at this time, it does not believe the resolution of these matters will have a material adverse impact on its results of operations.

As a broker-dealer and member of the NYSE, Stifel Nicolaus is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the SEC, which provides that a broker-dealer doing business with the public shall not permit its aggregate indebtedness (as defined) to exceed 15 times its net capital (as defined) or, alternatively, that its net capital shall not be less than two percent of aggregate debit balances (primarily receivables from customers and broker-dealers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). The Uniform Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers and other broker-dealers. Both methods allow broker-dealers to increase their commitments to customers only to the extent their net capital is deemed adequate to support an increase. Management believes that the alternative method, which is utilized by most full-service securities firms, is more directly related to the level of customer business. Therefore, Stifel Nicolaus computes its net capital under the alternative method.

Under SEC rules, a broker-dealer may be required to reduce its business and restrict withdrawal of subordinated capital if its net capital is less than four percent of aggregate debit balances and may be prohibited from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit balances. A broker-dealer that fails to comply with the Uniform Net Capital Rule may be subject to disciplinary actions by the SEC and self-regulatory agencies, such as the NYSE, including censures, fines, suspension, or expulsion. In computing net capital, various adjustments are made to net worth to exclude assets which are not readily convertible into cash and to state conservatively the other assets, such as a firm's position in securities. Compliance with the Uniform Net Capital Rule may limit those operations of a firm such as Stifel Nicolaus which require the use of its capital for purposes of maintaining the inventory required for a firm trading in securities, underwriting securities, and financing customer margin account balances. Stifel Nicolaus had net capital of approximately $59.1 million at December 31, 2003, which was approximately 22.2% of aggregate debit balances and approximately $53.7 million in excess of required net capital.

ITEM 2. PROPERTIES

The Company's headquarters, Stifel Nicolaus' headquarters and operations, and CSA's headquarters are located in 96,000 square feet of leased office space in St. Louis. The Company's Private Client segment maintains 82 leased offices in 14 states, primarily in the Midwest. The Fixed Income Capital Markets segment resides in seven leased locations. The Equity Capital Markets segment occupies leased space in five locations. The Company's management believes that, at the present time, the facilities are suitable and adequate to meet its needs and that such facilities have sufficient productive capacity and are appropriately utilized.

The Company also leases communication and other equipment. Aggregate annual rental expense, for office space and equipment, for the year ended December 31, 2003, was approximately $10.1 million. Further information about the lease obligations of the Company is provided in Note E of the Notes to Consolidated Financial Statements filed and made a part hereof.

ITEM 3. LEGAL PROCEEDINGS

See Note J of the Consolidated Financial Statements filed and made a part hereof.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to vote of securities holders during the fourth quarter of 2003.

ITEM 4a. EXECUTIVE OFFICERS OF THE REGISTRANT

The following information is furnished pursuant to General Instruction G (3) of Form 10-K with respect to the executive officers of Financial:

Name	*Age*	*Positions or Offices With the Company and Stifel Nicolaus*
Ronald J. Kruszewski	45	Chairman of the Board of Directors, President, and Chief Executive Officer of the Company and Chairman of the Board of Directors and Chief Executive Officer of Stifel Nicolaus
Scott B. McCuaig	54	Senior Vice President and Director of the Company and President, Co-Chief Operating Officer, and Director of Stifel Nicolaus
James M. Zemlyak	44	Senior Vice President, Chief Financial Officer, and Treasurer of the Company and Senior Vice President, Co-Chief Operating Officer, Chief Financial Officer, and Director of Stifel Nicolaus
Walter F. Imhoff	72	Senior Vice President of Stifel Nicolaus and Director of the Company
Thomas A. Prince	54	Senior Vice President and General Counsel of the Company and General Counsel, Senior Vice President, and Director of Stifel Nicolaus
David D. Sliney	34	Senior Vice President of the Company and Senior Vice President and Director of Stifel Nicolaus

Ronald J. Kruszewski has been President and Chief Executive Officer of the Company and Stifel Nicolaus since September 1997 and Chairman of the Board of Directors of the Company and Stifel Nicolaus since April 2001. Prior thereto, Mr. Kruszewski served as Managing Director and Chief Financial Officer of Baird Financial Corporation and Managing Director of Robert W. Baird & Co. Incorporated, a securities broker-dealer firm, from 1993 to September 1997. Mr. Kruszewski has been a Director of the Company since September 1997.

Scott B. McCuaig has been Senior Vice President and President of the Private Client Group of the Company and Stifel Nicolaus and Director of Stifel Nicolaus since January 1998 and President and Co-Chief Operating Officer of Stifel Nicolaus since August 2002. Prior thereto, Mr. McCuaig served as Managing Director, head of marketing, and regional sales manager of Robert W. Baird & Co. Incorporated from June 1988 to January 1998. Mr. McCuaig has been a Director of the Company since April 2001.

James M. Zemlyak joined Stifel Nicolaus in February 1999. Mr. Zemlyak has been Senior Vice President, Chief Financial Officer, and Treasurer of the Company and Senior Vice President, Chief Financial Officer, and a member of the Board of Directors of Stifel Nicolaus since February 1999 and Co-Chief Operating Officer of Stifel Nicolaus since August 2002. Prior to joining the Company, Mr. Zemlyak served as Managing Director and Chief Financial Officer of Baird Financial Corporation from 1997 to 1999 and Senior Vice President and Chief Financial Officer of Robert W. Baird & Co. Incorporated from 1994 to 1999.

Walter F. Imhoff has served as Senior Vice President of Stifel Nicolaus and a Director of the Company since January 12, 2000. Prior thereto, Mr. Imhoff served as Chairman, President, and Chief Executive Officer of Hanifen, Imhoff Inc., a Colorado-based broker-dealer, from 1979 until it was integrated into the Company on January 12, 2000.

Thomas A. Prince joined Stifel Nicolaus in August 1999. He became Senior Vice President and General Counsel of the Company and General Counsel, Senior Vice President, and a Director of Stifel Nicolaus in July 2000. Prior thereto, he served as Branch Manager of the Little Rock, Arkansas Private Client Group office of Stifel Nicolaus. Prior to joining Stifel Nicolaus, Mr. Prince was a principal in the law firm of Jack, Lyon & Jones, PA in Little Rock, Arkansas from January 1990 to August 1999.

David D. Sliney was promoted to Senior Vice President of the Company in 2003. In 1997, Mr. Sliney began a Strategic Planning and Finance role with Stifel Nicolaus and now serves as a Director of Stifel Nicolaus and is responsible for the Company's Operations and Technology departments. Mr. Sliney joined Stifel Nicolaus in 1992, and between 1992 and 1995, Mr. Sliney worked as a fixed income trader and later assumed responsibility for the firm's Equity Syndicate Department.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

a. Market Information

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock, as reported on the NYSE Consolidated Transactions Reporting System, for each full quarterly period for the calendar years are as follows:

	Stock Price High - Low
Year 2003 By Quarter	
First	$ 12.23 - 10.95
Second	13.03 - 11.40
Third	13.85 - 11.90
Fourth	19.78 - 13.28
Year 2002 By Quarter	
First	$ 13.20 - 10.40
Second	14.65 - 12.45
Third	13.30 - 11.65
Fourth	12.70 - 10.95

b. Holders

The approximate number of stockholders of record on March 1, 2004, was 3,500.

c. Dividends

Dividends paid were as follows:

Record Date	Payment Date	Cash Dividend
2/13/02	2/27/02	$0.03
5/23/02	6/6/02	$0.03

On May 9, 2002, the Company announced the elimination of future dividends on common stock.

See restrictions related to the payment of dividends in Liquidity and Capital Resources contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and made part hereof.

d. Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding securities authorized for issuance under equity compensation plans is contained in "Equity Compensation Plan Information," included in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Five-Year Financial Summary

	(in thousands, except per share amounts)	Years Ended December 31, 2003	2002	2001	2000	1999
Revenues	Commissions	$ 85,409	$ 71,520	$ 73,517	$ 85,109	$ 68,663
	Investment banking	49,705	45,918	37,068	21,700	11,507
	Principal transactions	43,912	36,251	31,009	28,046	24,654
	Asset management and service fees	28,021	25,098	24,769	24,189	19,736
	Interest	12,243	14,544	21,866	35,479	20,525
	Other	2,330	782	761	3,325	6,108
	Total revenues	221,620	194,113	188,990	197,848	151,193
	Less: Interest expense	5,108	6,319	11,722	20,594	10,097
	Net revenues	216,512	187,794	177,268	177,254	141,096
Non-interest Expenses	Employee compensation and benefits	140,973	126,726	120,889	117,229	92,819
	Occupancy and equipment rental	19,278	18,631	17,673	15,120	11,819
	Communications and office supplies	10,740	10,737	10,799	10,879	8,911
	Commissions and floor brokerage	3,263	3,373	3,269	3,059	2,838
	Other operating expenses	17,198	23,533	21,251	16,278	13,736
	Total non-interest expenses	191,452	183,000	173,881	162,565	130,123
	Income before income taxes	25,060	4,794	3,387	14,689	10,973
	Provision for income taxes	10,053	2,014	1,377	5,486	3,808
	Net income	$ 15,007	$ 2,780	$ 2,010	$ 9,203	$ 7,165
Per Share Data	Basic earnings	$ 2.17	$ .40	$ .28	$ 1.31	$ 1.08
	Diluted earnings	$ 1.82	$ .34	$ .25	$ 1.20	$ 1.03
	Cash dividends	- -	$ .06	$ .12	$ .12	$ .12
Statement of Financial Condition and Other Data	Total assets	$412,019	$422,976	$440,559	$458,312	$453,110
	Long-term obligations	$ 63,035	$ 63,227	$ 38,512	$ 36,469	$ 36,036
	Stockholders' equity	$100,045	$ 79,990	$ 78,622	$ 74,178	$ 59,059
	Net income as % average equity	17.09%	3.44%	2.58%	13.33%	12.55%
	Net income as % total revenues	6.77%	1.43%	1.06%	4.65%	4.74%
	Average common shares and share equivalents used in determining earnings per share:					
	Basic	6,925	7,033	7,162	7,007	6,655
	Diluted	8,228	8,169	7,990	7,669	6,940

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," made part hereof.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Environment

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as the "Company," is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and, to a lesser extent, the Rocky Mountain Region. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

The difficult market and economic conditions that existed over the last two years continued through the first quarter of 2003. Concerns over weak corporate earnings, corporate governance scandals, heightened geopolitical tensions in the Middle East, the war on terrorism, and the war with Iraq served to dissuade the investor from the market. However, the tax cuts implemented in the second quarter, combined with increased capital spending, improved corporate profits, and a more stable situation in Iraq, spurred the investor back into the equity markets. As a result, the last three quarters of 2003 saw an improved environment for the securities industry.

As of December 31, 2003, the three major equity indices, key indicators of investors' confidence, the Dow Jones Industrial Average, the Standard & Poor's 500 Index, and the Nasdaq Composite, closed up 25.3%, 26.4%, and 50.0%, respectively, over their December 31, 2002, closing.

As a result of the Federal Reserve Board's lowering of the Fed funds interest rates eleven times during 2001, once during the last quarter of 2002, and once again to a 45-year low of 1% during 2003, the Company's rates charged to its customers for borrowings were reduced. Likewise, the interest rates paid by the Company to support customer and firm borrowings declined. The effect of the reduction in interest rates, along with the Company's issuance of the debenture (see Note L), was to reduce the Company's net interest margin by $1.1 million.

However, for 2002 and 2003, the economic and interest rate environment provided favorable conditions industry-wide for municipal bond underwritings, as state and local governments tapped the capital markets to fund growing budget deficits and to refinance higher interest debt at very low borrowing costs.

The Company continued its expansion efforts, albeit somewhat subdued from the prior years, by opening 6 branch offices, for a total of 83 in 15 states.

The following table presents major categories of revenue and expenses for the Company for the respective periods.

	December 31, 2003			December 31, 2002			December 31, 2001	
(in thousands)	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*
Revenues								
Commissions and principal transactions	$ 129,321	60%	20 %	$ 107,771	57%	3 %	$ 104,526	59%
Investment banking	49,705	23	8	45,918	24	24	37,068	21
Asset management and service fees	28,021	13	12	25,098	13	1	24,770	14
Interest	12,243	6	(16)	14,544	8	(33)	21,866	12
Other	2,330	1	198	782	0	3	760	0
Total revenues	**$ 221,620**	**102%**	**14 %**	**$ 194,113**	**103%**	**3 %**	**$ 188,990**	**107%**
Less: Interest expense	5,108	2	(19)	6,319	3	(46)	11,722	7
Net revenues	**$ 216,512**	**100%**	**15 %**	**$ 187,794**	**100%**	**6 %**	**$ 177,268**	**100%**
Non-interest expenses:								
Employee compensation and benefits	$ 140,973	65%	11 %	$ 126,726	67%	5 %	$ 120,889	68%
Commissions and floor brokerage	3,263	2	(3)	3,373	2	3	3,269	2
Communication and office supplies	10,740	5	0	10,737	6	(1)	10,799	6
Occupancy and equipment rental	19,278	9	3	18,631	10	5	17,673	10
Other operating expenses	17,198	8	(27)	23,533	13	11	21,251	12
Total non-interest expenses	**$ 191,452**	**88%**	**5 %**	**$ 183,000**	**97%**	**5 %**	**$ 173,881**	**98%**
Pre-tax income	**$ 25,060**	**12%**	**423 %**	**$ 4,794**	**3%**	**42 %**	**$ 3,387**	**2%**

2003 As Compared to 2002 — Total Company

The Company's total revenues increased $27.5 million, a 14% increase over 2002, and it posted the eighth consecutive annual increase in net revenues (total revenues less interest expense) of $28.7 million, a 15% increase over the prior year. The increase in net revenues can be attributed principally to the Company's strong performance of its Private Client Group and improved market conditions as the individual investor returned to the equity markets. As a result, commissions and principal transactions revenues increased 20% to $129.3 million. In addition, investment banking revenues increased 8% to $49.7 million, resulting from improved market conditions for equity underwritings, which offset a decline in municipal finance revenues.

Asset management and service fees increased 12% to $28.0 million from $25.1 million due to increased account service fees, asset management fees for wrap accounts, which are billed based upon the value of the assets maintained in the account, and increased distribution fees for money market funds and mutual funds, which are paid to partially reimburse the Company for its processing cost relating to statement preparation and tax reporting.

Net interest declined 13% to $7.1 million. Interest revenue from customer margin accounts decreased 17% to $9.7 million, principally resulting from decreased borrowings and decreased rates charged to those customers. Interest expense decreased $1.2 million, resulting principally from decreased short-term borrowings from banks by the Company to finance customer borrowings on margin accounts along with lower rates charged on those borrowings. The decrease was offset by an increase in interest expense on long-term debt as a result of a full year of interest paid on the $34.5 million 9% debenture to Stifel Financial Capital Trust I issued in April 2002 compared to a partial year of interest paid in 2002 on the debenture along with a partial year of interest paid on the $10.0 million long-term note to Western and Southern Life Insurance Company ("W&S"), a significant shareholder, bearing interest of 8% per annum.

Other revenues increased 198% to $2.3 million as a result of an increase in cash surrender value of life insurance for outside directors and an increase in gain on investments resulting from improved market conditions.

Total non-interest expenses increased $8.5 million to $191.5 million, principally due to increased employee compensation and benefits, offset by a decrease in other expenses.

Employee compensation and benefits, which comprises 65% of net revenues, down from 67% in 2002, increased 11% to $141.0 million in conjunction with increased productivity and profitability. A portion of compensation and benefits includes transition pay, principally in the form of upfront notes and accelerated payout, in connection with the Company's expansion efforts. The upfront notes are amortized over a five- to ten-year period. Excluding transition pay of $8.2 million and $8.8 million from 2003 and 2002, respectively, compensation as a percentage of net revenues totaled 61% compared to 63% in 2002.

Other expense decreased $6.3 million to $17.2 million, resulting principally from the 2002 $6.5 million charge relating to an arbitration award and other matters which arose primarily in connection with the activities of a former Stifel Nicolaus broker. The 2003 other expense includes a reversal of $2.0 million due to the favorable settlement of that award. Excluding the prior year charge and the current year reversal, other expenses increased $2.1 million, resulting principally from increased litigation settlement and legal fees of $1.9 million due to the increased costs to defend and settle claims against the Company.

The effective tax rate decreased to 40% in 2003 from 42% in 2002 as a result of a non-taxable gain on cash surrender value in 2003 as compared to a non-taxable loss in 2002.

The current year net income increased 440% over the prior year net income to $15.0 million or $1.82 per diluted share.

The current year results include a third quarter reversal of a $1.2 million charge, net of tax, or approximately $0.15 per diluted share, resulting from the favorable settlement of an arbitration award. The prior year results include a third quarter after-tax charge of $3.5 million or $0.44 per diluted share related to that arbitration award and other legal matters as discussed in other expense.

2002 As Compared to 2001 — Total Company

The Company recorded its seventh consecutive year of record net revenues of $187.8 million, up 6% over the previous year record net revenues of $177.3 million. The increase resulted principally from an increase in investment banking revenues of $8.9 million, primarily corporate finance revenue, and commissions and principal transactions of $3.2 million, primarily resulting from increased trading activity in taxable and tax-exempt fixed income products as investors sought alternatives to equity-based products, offset by decreased net interest revenue of $1.9 million resulting from a decrease in interest income of $7.3 million, principally from reduced borrowings by customers caused by poor market conditions and decreased rates charged to those customers. Interest expense declined $5.4 million, resulting from decreased borrowings from banks to finance customer borrowings. The decrease in interest expense from banks was offset by an increase in interest expense on long-term debt, resulting from the partial year of interest on the $10.0 million long-term note to W&S bearing interest of 8% per annum and a partial year of interest on the $34.5 million 9% debenture to Stifel Financial Capital Trust I issued in April of 2002. The prior year long-term interest reflects interest on the long-term note to W&S bearing interest of 8%, which was outstanding for the full year.

Total non-interest expenses increased $9.1million to $183.0 million, principally due to increased employee compensation and benefits, occupancy and equipment rental, and other expenses.

Employee compensation and benefits, which comprises 67% of net revenues, down from 68% in 2001, increased $5.8 million, principally from increased variable compensation paid to investment executives, resulting from increased revenue production. Excluding transition pay of $8.8 million and $9.6 million from 2003 and 2002, respectively, compensation as a percentage of net revenues totaled 63%, unchanged from the previous year.

Occupancy and equipment rental expense increased $958,000 or 5% as a result of the Company's continued expansion efforts.

Other non-interest expenses increased $2.3 million, resulting principally from a $6.5 million charge for an arbitration award and other matters, primarily for compensatory damages to two customers of the Company in connection with activities of a former broker in its Pikeville, Kentucky office. The prior year other expense includes approximately $4.7 million in legal-related expenses incurred primarily in connection with historical litigation arising out of the Company's former Oklahoma operations. Excluding the current and prior year charges, other expenses increased $482,000 to $17.0 million from $16.6 million.

The effective tax rate increased to 42% in 2002 compared to 41% in 2001 as a result of non-taxable life insurance proceeds received in 2001.

Net income increased to $2.8 million or $0.34 per diluted share from $2.0 million or $0.25 per diluted share.

The 2002 net income was adversely impacted by $3.5 million, net of tax, or $0.44 per diluted share due principally to an arbitration award against the Company for compensatory damages to two customers of the Company in connection with activities of a former broker in its Pikeville, Kentucky office. The prior year was adversely impacted by $2.7 million, net of tax, or $0.34 per diluted share due to legal-related expenses incurred primarily in connection with historical litigation arising out of the Company's former Oklahoma operations.

Segment Analysis

The Company's reportable segments include the Private Client Group, Equity Capital Markets, Fixed Income Capital Markets, and Other. The Private Client Group segment includes branch offices and independent contractor offices of the Company's broker-dealer subsidiaries located throughout the U.S., primarily in the Midwest. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, to their private clients. The Equity Capital Markets segment includes corporate finance management and participation in underwritings (exclusive of sales credits, which are included in the Private Client Group segment), mergers and acquisitions, institutional sales, trading, research, and market-making. The Fixed Income Capital Markets segment includes public finance, institutional sales and competitive underwriting, and trading. The "Other" segment includes clearing revenue, interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration.

Operating contribution is defined by the Company as net revenues (total revenues less interest expense) less non-interest expenses of the segment.

Results of Operations for Private Client Group

The following table present consolidated information for the Private Client Group segment for the respective periods.

	December 31, 2003			December 31, 2002			December 31, 2001	
(in thousands)	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*
Revenues								
Commissions and principal transactions	$117,441	72%	23 %	$ 95,380	70%	1 %	$ 94,333	73%
Investment banking	11,684	7	11	10,520	8	88	5,584	4
Asset management and service fees	27,961	17	13	24,672	18	3	23,853	18
Interest	9,751	6	(17)	11,771	9	(36)	18,524	14
Total revenues	**$166,837**	**102%**	**17 %**	**$142,343**	**104%**	**0 %**	**$142,294**	**110%**
Less: Interest expense	3,742	2	(38)	5,995	4	(54)	13,047	10
Net revenues	**$163,095**	**100%**	**20 %**	**$136,348**	**100%**	**5 %**	**$129,247**	**100%**
Non-interest expenses								
Employee compensation and benefits	$ 95,249	58%	16 %	$ 82,394	60%	3 %	$ 80,328	62%
Commissions and floor brokerage	2,237	1	3	2,174	2	3	2,119	2
Communication and office supplies	6,274	4	(2)	6,415	5	(4)	6,673	5
Occupancy and equipment rental	10,822	7	5	10,319	8	9	9,437	7
Other operating expenses	12,930	8	(28)	18,000	13	56	11,527	9
Total non-interest expenses	**$127,512**	**78%**	**7 %**	**$119,302**	**87%**	**8 %**	**$110,084**	**85%**
Operating contributions	**$ 35,583**	**22%**	**109 %**	**$ 17,046**	**13%**	**(11)%**	**$ 19,163**	**15%**

2003 Compared to 2002 — Private Client Group

Private Client Group total revenues increased 17% to $166.8 million, principally due to the increase in commissions and principal transactions resulting from improved market conditions attributable to retail investors who had been reluctant to invest during 2002 returning to the securities markets, particularly in the last ten months of 2003. In addition, commissions from investment banking increased due to the increased number of lead or co-managed transactions (see 2003 Compared to 2002 — Equity Capital Markets).

Asset management and service fees increased, principally due to increased wrap fees, which are billed based upon the value of the assets maintained in the account and increased due to improved market conditions, as well as increased account service fees and distribution fees received for money market accounts and mutual funds.

Interest revenue and interest expense for the Private Client Group declined as a result of decreased borrowings by customers along with decreased rates charged for those borrowings. Interest expense declined due to decreased borrowings from banks to finance customer borrowings along with decreased rates charged on those borrowings and an increased utilization of stock loan to finance customer borrowings, which bears a lower interest rate than bank borrowings.

Employee compensation and benefits increased, principally due to increased production by investment executives. As a percentage of net revenues, employee compensation and benefits decreased to 58% from 60% in the prior year. Employee compensation and benefits includes transition pay, principally upfront notes and accelerated payouts, in connection with the Company's expansion efforts. Excluding transition pay of $7.7 million and $8.2 million from 2003 and 2002, respectively, compensation and benefits as a percentage of net revenues remained relatively unchanged at 54%.

Operating contribution for the Private Client Group increased due to the increase in revenue production in conjunction with a decrease in other non-interest expenses. Year-to-year comparisons of "other non-interest expenses" were impacted by the current year $2.0 million reversal of an arbitration award. The prior year "other expenses" include a $6.5 million charge related to that arbitration award and other legal matters (see 2003 Compared to 2002 — Total Company).

2002 Compared to 2001 — Private Client Group

Private Client Group net revenues increased $7.1 million resulting from increased commissions, principally from commissions generated from investment banking for corporate finance activities and principal transactions on fixed income products, primarily corporate and government bonds, as investors sought safer alternatives to equities. Net interest revenue remained relatively unchanged, as both interest revenue and interest expense were affected by both the market environment and interest rate environment. Clients became more conservative in their investing, borrowing less and holding more cash in their accounts, as the equity markets remained weak. The decline in customer margin borrowing, coupled with declining interest rates, was the primary reason for the decline in interest revenues. Interest expense declined principally as a result of decreased borrowings from banks for customer borrowings coupled with decreased rates on those borrowings.

The current year operating contribution declined 11% to $17.0 million from $19.1 million, principally due to increased employee compensation and benefits and other expenses.

Employee compensation and benefits increased 3% to $82.4 million from $80.3 million, in line with the increased production. As a percentage of net revenues, employee compensation and benefits declined to 60% from 62% in the prior year. Excluding transition pay of $8.2 million and $9.1 million from 2002 and 2001, respectively, employee compensation and benefits as a percentage of net revenues decreased to 54% from 55%.

Other expenses increased $6.5 million, principally due to an approximate $6.5 million charge, resulting principally from an arbitration award and other matters, primarily for compensatory damages to two customers of the Company in connection with activities of a former broker in its Pikeville, Kentucky office.

Results of Operations for Equity Capital Markets

The following table presents consolidated information for the Equity Capital Markets Group segment for the respective periods.

	December 31, 2003			December 31, 2002			December 31, 2001	
(in thousands)	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*
Revenues								
Commissions and principal transactions	$ 8,250	23%	3 %	$ 8,036	25%	41 %	$ 5,696	23 %
Investment banking	26,465	74	16	22,839	71	31	17,371	70
Other	1,068	3	(25)	1,427	4	(33)	2,119	9
Total revenues	**$35,783**	**101%**	**11 %**	**$ 32,302**	**101%**	**28 %**	**$ 25,186**	**101 %**
Less: Interest expense	250	1	(14)	292	1	(6)	312	1
Net revenues	**$35,533**	**100%**	**11 %**	**$ 32,010**	**100%**	**29 %**	**$ 24,874**	**100 %**
Non-interest expenses:								
Employee compensation and benefits	$20,289	57%	6 %	$ 19,080	60%	15 %	$ 16,592	67 %
Commissions and floor brokerage	910	3	(14)	1,063	3	7	991	4
Communication and office supplies	1,964	6	(7)	2,114	7	0	2,117	9
Occupancy and equipment rental	1,206	3	9	1,109	3	(5)	1,165	5
Other operating expenses	376	1	115	175	1	(231)	(134)	(1)
Total non-interest expenses	**$24,745**	**70%**	**5 %**	**$ 23,541**	**74%**	**14 %**	**$ 20,731**	**83 %**
Operating contributions	**$10,788**	**30%**	**27 %**	**$ 8,469**	**26%**	**104 %**	**$ 4,143**	**17 %**

2003 Compared to 2002 — Equity Capital Markets

Net revenues increased 11% to a record $35.5 million over the 2002 record performance.

Operating contribution increased $2.3 million or 30%, principally due to increased underwriting activity. During the year, the Equity Capital Markets Group lead or co-managed 69 equity, debt, or trust preferred offerings compared to 47 in 2002 due to improved equity markets, particularly in the second half of the year. As a result, investment banking revenues and commissions and principal transactions revenue increased 16% and 3%, respectively. Total non-interest expenses increased $1.2 million due to increased employee compensation and benefits, principally variable compensation as a result of improved productivity and profitability. As a percentage of net revenues, employee compensation and benefits declined to 57% from 60% in the prior year. Excluding employee compensation and benefits, non-interest expenses as a percentage of net revenues declined slightly to 13% from 14% in the prior year.

2002 Compared to 2001 — Equity Capital Markets

Operating contribution increased $4.3 million or 104%, resulting from increased underwriting activity, as equity markets rebounded from a disastrous 2001. The Equity Capital Markets Group lead or co-managed 47 equity, debt, or trust preferred offerings compared to 24 in the prior year. As a result, investment banking revenue increased $5.5 million, and commissions and principal transactions increased $2.3 million. Non-interest expenses increased $2.8 million, principally due to the increase in employee compensation and benefits, which increased $2.5 million. As a percentage of net revenues, employee compensation and benefits decreased to 60% from 67% in the prior year. Excluding employee compensation and benefits, non-interest expenses as a percentage of net revenues declined to 14% from 17% in the prior year.

Results of Operations for Fixed Income Capital Markets

The following table presents consolidated information for the Fixed Income Capital Markets Group segment for the respective periods.

(in thousands)	December 31, 2003 Amount	December 31, 2003 % of Net Revenue	% Increase / (Decrease)	December 31, 2002 Amount	December 31, 2002 % of Net Revenue	% Increase / (Decrease)	December 31, 2001 Amount	December 31, 2001 % of Net Revenue
Revenues								
Commissions and principal transactions	$ 6,898	45%	(10)%	$ 7,623	46%	(8)%	$ 8,284	46%
Investment banking	8,478	55	(7)	9,099	54	(5)	9,612	53
Interest	859	6	3	834	5	(9)	914	5
Other	73	0	(43)	127	1	(79)	591	3
Total revenues	**$16,308**	**106%**	**(8)%**	**$17,683**	**106%**	**(9)%**	**$19,401**	**107%**
Less: Interest expense	924	6	(1)	934	6	(29)	1,310	7
Net revenues	**$15,384**	**100%**	**(8)%**	**$16,749**	**100%**	**(7)%**	**$18,091**	**100%**
Non-interest expenses:								
Employee compensation and benefits	$10,293	67%	(5)%	$10,861	65%	(6)%	$11,504	64%
Commissions and floor brokerage	116	1	(15)	136	1	(14)	159	1
Communication and office supplies	975	6	(6)	1,034	6	1	1,028	6
Occupancy and equipment rental	700	5	(3)	722	4	5	687	4
Other operating expenses	550	4	18	466	3	77	264	1
Total non-interest expenses	**$12,634**	**82%**	**(4)%**	**$13,219**	**79%**	**(3)%**	**$13,642**	**75%**
Operating contributions	**$ 2,750**	**18%**	**(22)%**	**$ 3,530**	**21%**	**(21)%**	**$ 4,449**	**25%**

2003 Compared to 2002 — Fixed Income Capital Markets

Fixed Income Capital Markets recorded an operating contribution of $2.8 million, down 22% from 2002. While the number of senior or co-managed deals decreased slightly, from 147 in 2002 to 145 in 2003, the amount of underwriter's discount earned on those transactions declined more significantly, resulting in decreased investment banking fees and institutional commissions. As a result, total revenues declined $1.4 million, offset by a decrease in non-interest expenses of $600,000, principally employee compensation and benefits, which declined due to decreased productivity and profitability. As a percentage of net revenues, employee compensation and benefits increased to 67% from 65%. Excluding employee compensation and benefits, non-interest expenses as a percentage of net revenues increased slightly to 15% from 14% in the prior year.

2002 Compared to 2001 — Fixed Income Capital Markets

Despite the favorable market conditions for refinancing by municipalities and institutions that existed industry-wide, and after a record-setting performance by Fixed Income Capital Markets in 2001, operating contribution decreased 21% to $3.5 million from $4.4 million in 2001. During the year, Fixed Income Capital Markets senior or co-managed 147 offerings compared to 177 offerings in 2001. As a result, total revenues declined $1.3 million, offset by a decrease in non-interest expenses of $423,000, principally employee compensation and benefits, which declined $643,000 due to decreased productivity and profitability. As a percentage of net revenues, employee compensation and benefits increased to 65% from 64%. Excluding employee compensation and benefits, non-interest expenses as a percentage of net revenues increased to 14% from 12% in the prior year.

Results of Operations for Other Segment

The following table presents consolidated information for the Other segment for the respective periods.

	December 31, 2003			*December 31, 2002*			*December 31, 2001*	
(in thousands)	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*	*% Increase / (Decrease)*	*Amount*	*% of Net Revenue*
Revenues								
Interest	$ 1,633	65 %	(16)%	$ 1,939	72 %	(20)%	$ 2,426	48 %
Other	1,059	42	(788)	(154)	(6)	(51)	(317)	(6)
Total revenues	**$ 2,692**	**108 %**	**51 %**	**$ 1,785**	**66 %**	**(15)%**	**$ 2,109**	**42 %**
Less: Interest expense	192	8	(121)	(902)	(34)	(69)	(2,947)	(58)
Net revenues	**$ 2,500**	**100 %**	**(7)%**	**$ 2,687**	**100 %**	**(47)%**	**$ 5,056**	**100 %**
Non-interest expenses:								
Employee compensation and benefits	$ 15,142	606 %	5 %	$ 14,391	536 %	15 %	$ 12,465	247 %
Communication and office supplies	1,527	61	30	1,174	44	20	981	19
Occupancy and equipment rental	6,550	262	1	6,481	241	2	6,384	126
Other operating expenses	3,342	134	(32)	4,892	182	(49)	9,594	190
Total non-interest expenses	**$ 26,561**	**1,062 %**	**(1)%**	**$ 26,938**	**1,003 %**	**(8)%**	**$ 29,424**	**582 %**
Operating contributions	**$(24,061)**	**(962)%**	**(1)%**	**$(24,251)**	**(903)%**	**0 %**	**$(24,368)**	**(482)%**

2003 Compared to 2002 — Other Segment

Other segment total revenues increased 51% to $2.7 million from $1.8 million, resulting principally from an increase in cash surrender value of life insurance for certain outside directors and an increase in gains on investments, offset by a decrease in interest revenue as a result of a decrease in stock borrowings interest income. Interest expense in the Other segment represents interest charged by banks and interest expense accrued on the debenture securities less an internal allocation to the Private Client and Capital Markets segments for use of capital. Total non-interest expenses decreased 1%, resulting from a decrease in litigation settlement charges of $1.6 million, offset by an increase in employee compensation and benefits, principally in incentive compensation, which increased with total Company profitability.

2002 Compared to 2001 — Other Segment

Total non-interest expenses declined $2.5 million, resulting from a decrease in legal-related expenses of $4.7 million, principally due to historical litigation arising out of the Company's former Oklahoma operations, offset by an increase in employee compensation and benefits of $1.9 million, primarily incentive compensation for total Company profitability.

Liquidity and Capital Resources

The Company's assets are principally highly liquid, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by the Company's equity capital, debenture to Stifel Financial Capital Trust I, customer credit balances, short-term bank loans, proceeds from securities lending, and other payables. Changes in securities market volumes, related customer borrowing demands, underwriting activity, and levels of securities inventory affect the amount of the Company's financing requirements.

Stifel Nicolaus' short-term financing is generally obtained through the use of bank loans and securities lending arrangements. Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available ongoing credit arrangements with banks totaled $205.0 million at December 31, 2003, of which $199.4 million was unused. There are no compensating balance requirements under these arrangements. Stifel Nicolaus' floating rate short-term bank borrowings bore interest at weighted average rates of 1.38% and 1.74% at December 31, 2003 and 2002, respectively. Short-term borrowings of $3.7 million and $26.4 million were collateralized by customer-owned securities of $13.9 million and $71.7 million at December 31, 2003 and 2002, respectively. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition. The remaining short-term borrowings of $2.0 million and $17.0 million were collateralized by company-owned securities valued at $9.7 million and $23.4 million at December 31, 2003 and 2002, respectively. The average bank borrowing was $8.0 million, $49.0 million, and $96.8 million in 2003, 2002, and 2001, respectively, at effective interest rates of 1.66%, 2.25%, and 4.50%, respectively. At December 31, 2003 and 2002, Stifel Nicolaus had a stock loan balance of $116.9 million and $56.1 million, respectively, at average rates of 1.05% and 1.29%, respectively. The average outstanding securities lending arrangements utilized in financing activities were $119.5 million, $118.5 million, and $127.8 million in 2003, 2002, and 2001, respectively, at average effective interest rates of 1.17%, 1.71%, and 3.85%, respectively. Customer securities were utilized in these arrangements.

On April 25, 2002, Stifel Financial Capital Trust I (the "Trust"), a Delaware Trust and wholly owned subsidiary of the Company, completed the offering of 1,380,000 shares of 9% Cumulative Trust Preferred Securities ("trust preferred securities") for $34.5 million (net proceeds of approximately $32.9 million after offering expenses and underwriting commissions). The trust preferred securities represent an indirect interest in a junior subordinated debenture (the "debenture") purchased from the Company by the Trust. The debenture bears the same terms as the trust preferred securities. The trust preferred securities may be redeemed by the Company, and in turn, the Trust would call the debenture no earlier than June 30, 2007, but no later than June 30, 2032. The interest payments on the debenture will be made quarterly, and undistributed payments will accumulate interest of 9% per annum compounded quarterly. At December 31, 2003, the fair value of the trust preferred securities was $38,502, which also equals the fair value of the debenture, as it has the same terms as the trust preferred securities. The Company has also provided a guarantee to the Trust to pay all non-interest expenses of the Trust until the Trust is liquidated.

As of December 31, 2003, the Company elected to apply the provisions of FIN 46R to the Trust. The adoption resulted in the deconsolidation of the Trust, and the trust preferred securities are now presented as "Debenture to Stifel Financial Capital Trust I" in the consolidated statements of financial condition.

On April 30, 2002, the Company repaid $10.0 million principal amount, as allowed by the agreement, of long-term indebtedness due June 30, 2004, payable to W&S, a significant shareholder, bearing interest of 8.0% per annum.

The Company paid $3.8 million, $3.5 million, and $9.8 million for the issuance of upfront notes to investment executives for transition pay for the years ended December 31, 2003, 2002, and 2001, respectively. The Company amortizes these notes over a five- to ten-year period. Compensation expense related to the amortization of these notes was $7.9 million, $5.3 million, and $5.5 million for the years ended December 31, 2003, 2002, and 2001, respectively.

On February 19, 2002, the Company entered into a $4.0 million sale-leaseback arrangement for certain office furniture and equipment. The lease expires in February 2005, with an option to purchase the equipment at the higher of market value or 15% of the original purchase price. The Company makes quarterly payments of approximately $320,000. At the time of the sale, the Company's recorded net book value for the equipment was $2.9 million, resulting in a deferred gain of $1.1 million, which is amortized ratably over the life of the lease. The transaction is being accounted for as an operating lease.

On May 9, 2002, the Company's Board of Directors authorized the repurchase of up to 750,000 additional shares on top of the existing authorization of 600,000 shares. These purchases may be made on the open market or in privately negotiated transactions, depending upon market conditions and other factors. Repurchased shares may be used to meet obligations under the Company's employee benefit plans and for general corporate purposes. Further, the Company announced on May 9, 2002, the elimination of future dividends on its common stock.

Liquidity and Capital Resources (continued)

The Board of Directors of the Company authorized a tender offer to purchase up to 850,000 shares of Stifel Financial Corp., or approximately 12% of its outstanding common stock (including associated preferred stock purchase rights), at a price of $13.25 per share. The tender offer commenced on September 5, 2003, and expired on October 10, 2003. On September 4, 2003, the last trading day prior to the commencement of the offer, the closing price per share reported on The New York Stock Exchange was $12.54. Based on the final count by the depositary for the tender offer, the Company purchased 87,471 shares, representing approximately 1.2% of outstanding shares, at a purchase price of $13.25 per share. The aggregate purchase price of the shares purchased by the Company through the tender offer, including fees and expenses associated with the tender offer, was approximately $1.2 million.

Exclusive of the tender offer, the Company repurchased 80,263, 570,124, and 95,930 shares for the years ending December 31, 2003, 2002, and 2001, respectively, using existing board authorizations, at average prices of $12.26, $12.05, and $10.85 per share, respectively, to meet obligations under the Company's employee benefit plans and for general corporate purposes. The Company reissued 291,317, 195,858, and 35,847 shares for the years ending December 31, 2003, 2002, and 2001, respectively, for employee benefit plans. Under existing board authorizations, the Company is permitted to buy an additional 759,502 shares.

The Company purchased $2.4 million, $3.2 million, and $4.5 million in fixed assets during 2003, 2002, and 2001, respectively, primarily information technology equipment, leasehold improvements, and furniture and fixtures.

Management believes that funds from operations, available informal short-term credit arrangements, long-term borrowings, and its ability to raise additional capital will provide sufficient resources to meet its present and anticipated financing needs and fund the Company's continued expansion for the next 12 months.

Stifel Nicolaus is subject to certain requirements of the SEC with regard to liquidity and capital requirements. At December 31, 2003, Stifel Nicolaus had net capital of approximately $59.1 million, which exceeded the minimum net capital requirements by approximately $53.7 million. Stifel Nicolaus may not be able to pay dividends from its equity capital without prior regulatory approval if doing so would jeopardize its ability to satisfy minimum net capital requirements.

Inflation

The Company's assets are primarily monetary, consisting of cash, securities inventory, and receivables from customers and brokers and dealers. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of the Company, such as employee compensation and benefits, communications, and occupancy and equipment, which may not be readily recoverable in the price of its services.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note A to the Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2003, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The following critical accounting policies and estimates are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements.

Legal Reserves

The Company records reserves related to legal proceedings resulting from lawsuits and arbitrations, which arise from its business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that ultimate resolution in favor of the claimant will result in losses to the Company on certain of these claims. The Company has, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent they believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. Factors considered by management in estimating the Company's liability are the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of the Company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with outside counsel, management, based on its understanding of the facts, reasonably estimates a range of loss and accrues what they consider appropriate to reserve against probable loss for certain claims, which is included in the consolidated statement of financial condition under the caption "Accounts payable and accrued expenses."

Reserve for Doubtful Receivables From Former Employees

The Company offers transition pay, principally in the form of upfront loans, to investment executives and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial positions.

Valuation of Securities and Investments

Securities not readily marketable, held for investment by the Parent and certain subsidiaries, of $11.1 million and $11.2 million at December 31, 2003 and 2002, respectively, which consist primarily of investments in private equity partnerships, start-up companies, and other venture capital investments, are included under the caption "Investments" and are carried at fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value. The fair value of investments, for which a quoted market or dealer price is not available, are based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term.

Income Tax Matters

The provision for state income taxes and related tax reserves is based on management's consideration of known liabilities and tax contingencies. Known liabilities are amounts that will appear on current tax returns, amounts that have been agreed to in revenue agent revisions as the result of examinations by the state taxing authorities, and amounts that will follow from such examinations but affect years other than those being examined. Tax contingencies are liabilities that might arise from a successful challenge by the state taxing authorities taking a contrary position or interpretation regarding the application of tax law to the Company's tax return filings. Factors considered by management in estimating the Company's liability are results of state tax audits, historical experience, and consultation with tax attorneys and other experts.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value of an obligation undertaken in issuing a guarantee and also requires certain disclosures of such guarantees. The disclosure requirements were adopted in 2002. The recognition requirements became effective for the Company on January 1, 2003. The recognition requirements of FIN 45 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was immediately effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 were to originally be applied as of July 1, 2003. However, the FASB subsequently issued numerous FASB Staff Positions attempting to clarify and improve the application of FIN 46, one of which deferred the effective date of FIN 46 to the fourth quarter of 2003. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), which clarifies the definition of a variable interest, exempts entities that are businesses from its scope, and partially delays the effective date of FIN 46 for certain entities. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special purpose entities ("SPEs"), as defined, no later than the first reporting period ending after December 15, 2003 (December 31, 2003 for the Company). FIN 46R must be applied to all variable interest entities that are not SPEs no later than the end of the first reporting period ending after March 15, 2004.

The Company's wholly owned subsidiary, Stifel Financial Capital Trust I (the "Trust"), is considered an SPE. As of December 31, 2003, the Company elected to apply the provisions of FIN 46R to the Trust. The adoption resulted in the deconsolidation of the Trust and the retroactive reclassification of the obligation from the preferred trust offering from the caption "Guaranteed preferred beneficial interest in subordinated debt securities" to "Debenture to Stifel Financial Capital Trust I" in the consolidated statements of financial condition. Other than the retroactive reclassification, the adoption of FIN 46R did not have an impact on the Company's consolidated statements of operations, stockholders' equity, or cash flows. For the interim period ending March 31, 2004, the Company will adopt FIN 46R related to any remaining variable interest entities that are not SPEs, which is not expected to have an impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements (continued)

In April 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's consolidated financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures, in its statement of financial position, certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and for all other instruments for interim periods beginning after June 15, 2003. On November 7, 2003, the FASB staff issued FASB Staff Position No. 150-3, which defers certain provisions of SFAS No. 150. The Company has adopted the effective provisions of SFAS No. 150. The adoption of these provisions did not have an impact on the Company's consolidated financial position, results of operations, or cash flows. For the deferred provisions, the Company is currently evaluating the impact of this statement.

Contractual Obligations

The following table sets forth the Company's contractual obligations to make future payments as of December 31, 2003.

(in thousands)	*Total*	*2004*	*2005*	*2006*	*2007*	*2008*	*Thereafter*
Debenture to Stifel Financial Capital Trust I [1]	$ 34,500	- -	- -	- -	- -	- -	$ 34,500
Interest on debenture [1]	88,493	3,105	3,105	3,105	3,105	3,105	72,968
LLC non-interest bearing notes [2]	24,598	- -	- -	- -	- -	4,600	19,998
Short-term debt	5,650	5,650	- -	- -	- -	- -	- -
Liabilities subordinated to general creditors	3,745	698	634	779	720	914	- -
Operating leases	44,285	8,574	7,889	6,730	5,483	4,910	10,699
Capital leases	235	157	41	37	- -	- -	- -
Communication and quote minimum commitments	5,896	2,769	2,098	494	271	261	3
Investments — private equity partnerships [3]	250	250	- -	- -	- -	- -	- -
Total	$207,652	$21,203	$13,767	$11,145	$9,579	$13,790	$138,168

[1] Debenture to Stifel Financial Capital Trust I is callable at par no earlier than June 30, 2007, but no later than June 30, 2032.

[2] The Company invested in zero coupon U.S. Government securities in the amount sufficient to accrete to the repayment amount of the notes, and these securities are placed in an irrevocable trust. At December 31, 2003, these securities are valued at $17,125 and are included under the caption "Investments" on the Statements of Financial Condition.

[3] The Company has committed a total of $1,000 to a private equity partnership. As of December 31, 2003, the Company had invested $750 of this commitment.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Risks are an inherent part of the Company's business and activities. Management of these risks is critical to the Company's soundness and profitability. Risk management at the Company is a multi-faceted process that requires communication, judgment, and knowledge of financial products and markets. The Company's senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring, and control of various risks. The principal risks involved in its business activities are: market, credit, operational, and regulatory and legal.

Market Risk

The potential for changes in the value of financial instruments owned by the Company is referred to as "market risk." Market risk is inherent to financial instruments, and accordingly, the scope of the Company's market risk management procedures includes all market risk-sensitive financial instruments.

Market Risk (continued)

The Company trades tax-exempt and taxable debt obligations, including U.S. Treasury bills, notes, and bonds; U.S. Government agency and municipal notes and bonds; bank certificates of deposit; mortgage-backed securities; and corporate obligations. The Company is also an active market-maker in over-the-counter equity securities. In connection with these activities, the Company may maintain inventories in order to ensure availability and to facilitate customer transactions.

Changes in value of the Company's financial instruments may result from fluctuations in interest rates, credit ratings, equity prices, and the correlation among these factors, along with the level of volatility.

The Company manages its trading businesses by product and has established trading departments that have responsibility for each product. The trading inventories are managed with a view toward facilitating client transactions, considering the risk and profitability of each inventory position. Position limits in trading inventory accounts are established and monitored on a daily basis. Management monitors inventory levels and results of the trading departments, as well as inventory aging, pricing, concentration, and securities ratings. The following table primarily represents trading inventory associated with our customer facilitation and market-making activities and includes long and short fair values, which is consistent with the way risk exposure is managed.

	December 31, 2003		*December 31, 2002*	
Securities, at fair value	***Owned***	***Sold, But Not Yet Purchased***	***Owned***	***Sold, But Not Yet Purchased***
U.S. Government obligations	$ 2,246	$1,047	$ 1,974	$ 981
State and municipal bonds	13,707	257	16,680	354
Corporate obligations	3,130	385	3,603	467
Corporate stocks	5,332	4,350	6,284	2,062
	$24,415	$6,039	$ 28,541	$ 3,864

The Company is also exposed to market risk based on its other investing activities. These investments consist of investments in private equity partnerships, start-up companies, venture capital investments, and zero coupon U.S. Government securities and are included under the caption "Investments" on the consolidated statement of financial condition.

Interest Rate Risk

The Company is exposed to interest rate risk as a result of maintaining inventories of interest rate-sensitive financial instruments and from changes in the interest rates on its interest-earning assets (including client loans, stock borrow activities, investments, and inventories) and its funding sources (including client cash balances, stock lending activities, and bank borrowings), which finance these assets. The collateral underlying financial instruments at the broker-dealer is repriced daily, thus requiring collateral to be delivered as necessary. Interest rates on client balances and stock borrow and lending produce a positive spread to the Company, with the rates generally fluctuating in parallel.

The Company manages its inventory exposure to interest rate risk by setting and monitoring limits and, where feasible, hedging with offsetting positions in securities with similar interest rate risk characteristics. While a significant portion of the Company's securities inventories have contractual maturities in excess of five years, these inventories, on average, turn over several times per year.

Equity Price Risk

The Company is exposed to equity price risk as a consequence of making markets in equity securities. The Company attempts to reduce the risk of loss inherent in its inventory of equity securities by monitoring those security positions constantly throughout each day.

The Company's equity securities inventories are repriced on a regular basis, and there are no unrecorded gains or losses. The Company's activities as a dealer are client-driven, with the objective of meeting clients' needs while earning a positive spread.

Credit Risk

The Company is engaged in various trading and brokerage activities, with the counterparties primarily being broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company manages this risk by imposing and monitoring position limits for each counterparty, monitoring trading counterparties, conducting regular credit reviews of financial counterparties, reviewing security concentrations, holding and marking to market collateral on certain transactions, and conducting business through clearing organizations, which guarantee performance.

Credit Risk (continued)

The Company's client activities involve the execution, settlement, and financing of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with the Company's private client business consists primarily of customer margin accounts, which are monitored daily and are collateralized. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities. The Company adjusts its margin requirements if it believes its risk exposure is not appropriate based on market conditions.

At December 31, 2003, securities, primarily from customer margin and securities borrowing transactions, of approximately $362.0 million were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($28.2 million), stock loans ($107.2 million), OCC margin requirements ($61.9 million), and customer short sales ($10.6 million).

The Company is subject to concentration risk if it holds large positions, extends large loans to, or has large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (i.e., in the same industry). Receivables from and payables to clients and stock borrow and lending activities are both with a large number of clients and counterparties, and any potential concentration is carefully monitored. Stock borrow and lending activities are executed under master netting agreements, which give the Company right of offset in the event of courterparty default. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. The Company seeks to limit this risk through careful review of counterparties and borrowers and the use of limits established by senior management, taking into consideration factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment, and other positions or commitments outstanding.

Operational Risk

Operational risk generally refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in the Company's technology or financial operating systems, and inadequacies or breaches in the Company's control processes. The Company operates different businesses in diverse markets and is reliant on the ability of its employees and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees, the Company could suffer financial loss, regulatory sanctions, and damage to its reputation. In order to mitigate and control operational risk, the Company has developed and continues to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Accounting, Operations, Information Technology, Legal, Compliance, and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that the Company's various businesses are operating within established corporate policies and limits. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate.

Regulatory and Legal Risk

Legal risk includes the risk of large numbers of Private Client Group customer claims for sales practice violations, a potentially sizable adverse legal judgment, and non-compliance with applicable legal and regulatory requirements. The Company is generally subject to extensive regulation by the SEC, the NASD, the NYSE, and state securities regulators in the different jurisdictions in which it conducts business. The Company has comprehensive procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, money laundering, and record-keeping. The Company acts as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, the Company has legal exposure. To manage this exposure, a committee of senior executives reviews proposed underwriting commitments to assess the quality of the offering and the adequacy of due diligence investigation.

The Compliance departments are responsible for monitoring compliance with regulatory requirements in the home office and at the respective branch offices of the broker-dealer. In addition, there are compliance officers concentrating on Fixed Income, Equity Capital Markets, and Asset Management who focus on the regulations specific to those businesses.

The Company experienced an increase in the number of Private Client Group claims beginning in fiscal year 2001 as a result of the downturn in the equity markets. While these claims may not be the result of any wrongdoing, the Company does, at a minimum, incur costs associated with investigating and defending against such claims. See further discussion on the Company's legal reserves policy under "Critical Accounting Policies"; see also "Legal Proceedings."

Consolidated Statements of Financial Condition

	(in thousands)	*December 31, 2003*	*December 31, 2002*
Assets	Cash and cash equivalents	$ 12,236	$ 13,885
	Cash segregated for the exclusive benefit of customers	5	30
	Receivable from brokers and dealers:		
	Securities failed to deliver	1,782	72
	Deposits paid for securities borrowed	22,983	22,451
	Clearing organizations	10,213	10,471
		34,978	32,994
	Receivable from customers, net of allowance for doubtful receivables of $82 and $144, respectively	255,499	264,646
	Securities owned, at fair value	14,725	5,173
	Securities owned and pledged, at fair value	9,690	23,368
		24,415	28,541
	Investments	33,427	30,509
	Memberships in exchanges	328	463
	Office equipment and leasehold improvements, at cost, net of allowances for depreciation and amortization of $20,694 and $19,174, respectively	6,606	7,277
	Goodwill	3,310	3,310
	Loans and advances to investment executives and other employees, net of allowance for doubtful receivables from former employees of $1,397 and $677, respectively	15,902	19,977
	Deferred tax asset	5,525	5,952
	Other assets	19,788	15,392
	TOTAL ASSETS	$412,019	$422,976

See Notes to Consolidated Financial Statements.

Consolidated Statements of Financial Condition

	(in thousands, except share amounts)	December 31, 2003	December 31, 2002
Liabilities and Stockholders' Equity	Short-term borrowings from banks	$ 5,650	$ 43,400
	Payable to brokers and dealers:		
	Securities failed to receive	1,688	1,243
	Deposits received from securities loaned	116,986	56,076
	Clearing organizations	6,043	1,597
		124,717	58,916
	Payable to customers	44,103	110,502
	Securities sold, but not yet purchased, at fair value	6,039	3,864
	Drafts payable	20,596	19,592
	Accrued employee compensation	26,034	20,382
	Obligations under capital leases	192	506
	Accounts payable and accrued expenses	21,800	23,103
	Debenture to Stifel Financial Capital Trust I	34,500	34,500
	Other	24,598	24,598
		308,229	339,363
	Liabilities subordinated to claims of general creditors	3,745	3,623
	Stockholders' equity:		
	Preferred stock — $1 par value; authorized 3,000,000 shares; none issued		
	Common stock — $.15 par value; authorized 30,000,000 shares; issued 7,675,781 shares	1,152	1,152
	Additional paid-in capital	56,939	53,337
	Retained earnings	51,168	36,161
		109,259	90,650
	Less:		
	Treasury stock, at cost, 608,640 and 732,228 shares, respectively	7,235	8,467
	Unamortized expense of restricted stock awards	- -	5
	Unearned employee stock ownership plan shares, at cost, 154,545 and 170,809 shares, respectively	1,979	2,188
		100,045	79,990
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 412,019	$ 422,976

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

	(in thousands, except per share amounts)	2003	2002	2001
		Years Ended December 31,		
Revenues	Commissions	$ 85,409	$ 71,520	$ 73,517
	Investment banking	49,705	45,918	37,068
	Principal transactions	43,912	36,251	31,009
	Asset management and service fees	28,021	25,098	24,769
	Interest	12,243	14,544	21,866
	Other	2,330	782	761
	Total revenues	221,620	194,113	188,990
	Less: Interest expense	5,108	6,319	11,722
	Net revenues	216,512	187,794	177,268
Non-interest Expenses	Employee compensation and benefits	140,973	126,726	120,889
	Occupancy and equipment rental	19,278	18,631	17,673
	Communications and office supplies	10,740	10,737	10,799
	Commissions and floor brokerage	3,263	3,373	3,269
	Other operating expenses	17,198	23,533	21,251
	Total non-interest expenses	191,452	183,000	173,881
	Income before income taxes	25,060	4,794	3,387
	Provision for income taxes	10,053	2,014	1,377
	Net income	$ 15,007	$ 2,780	$ 2,010
Earnings Per Common Share and Share Equivalents	Net income per share:			
	Basic earnings per share	$ 2.17	$ 0.40	$ 0.28
	Diluted earnings per share	$ 1.82	$ 0.34	$ 0.25

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	*Common Stock* Shares	*Common Stock* Amount	*Additional Paid-In Capital*	*Retained Earnings*	*Treasury Stock and Unearned Employee Stock Ownership Plan* Shares	*Treasury Stock and Unearned Employee Stock Ownership Plan* Amount	*Unamortized Expense of Restricted Stock Awards*	*Total*
Balance at January 1, 2001	7,525,971	$1,129	$ 45,920	$ 32,827	(501,216)	$(5,543)	$(155)	$ 74,178
Cash dividends — common stock ($.12 per share)	--	--	--	(908)	--	--	--	(908)
Purchase of treasury shares	--	--	--	--	(95,930)	(1,048)	--	(1,048)
Employee stock ownership plan	--	--	(20)	--	16,264	208	--	188
Employee benefit plans	149,810	23	2,105	--	6,946	68	--	2,196
Stock options exercised	--	--	(88)	--	28,523	286	--	198
Units and restricted stock awards amortization	--	--	1,670	--	--	--	126	1,796
Dividend reinvestment	--	--	8	--	378	4	--	12
Net income for the year	--	--	--	2,010	--	--	--	2,010
Balance at December 31, 2001	7,675,781	1,152	49,595	33,929	(545,035)	(6,025)	(29)	78,622
Cash dividends — common stock ($.06 per share)	--	--	--	(463)	--	--	--	(463)
Purchase of treasury shares	--	--	--	--	(570,124)	(6,862)	--	(6,862)
Employee stock ownership plan	--	--	(10)	--	16,264	208	--	198
Employee benefit plans	--	--	403	(85)	155,910	1,581	--	1,899
Stock options exercised	--	--	(112)	--	39,802	441	--	329
Units and restricted stock awards amortization	--	--	3,461	--	--	--	24	3,485
Dividend reinvestment	--	--	--	--	146	2	--	2
Net income for the year	--	--	--	2,780	--	--	--	2,780
Balance at December 31, 2002	7,675,781	1,152	53,337	36,161	(903,037)	(10,655)	(5)	79,990
Purchase of treasury shares	--	--	--	--	(80,263)	(984)	--	(984)
Tender offer	--	--	--	--	(87,471)	(1,158)	--	(1,158)
Employee stock ownership plan	--	--	(12)	--	16,264	208	--	196
Employee benefit plans	--	--	(266)	--	195,633	2,262	--	1,996
Stock options exercised	--	--	(414)	--	95,684	1,112	--	698
Units and restricted stock awards amortization	--	--	4,294	--	--	--	5	4,299
Dividend reinvestment	--	--	--	--	5	1	--	1
Net income for the year	--	--	--	15,007	--	--	--	15,007
Balance at December 31, 2003	**7,675,781**	**$1,152**	**$ 56,939**	**$ 51,168**	**(763,185)**	**$(9,214)**	**--**	**$ 100,045**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	(in thousands)	Years Ended December 31, 2003	2002	2001
Cash Flows From Operating Activities	Net income	$ 15,007	$ 2,780	$ 2,010
	Noncash items included in earnings:			
	Depreciation and amortization	3,266	3,390	4,268
	Loans and advances amortization	7,860	5,298	5,489
	Deferred items	736	502	(1,180)
	Amortization of restricted stock awards, units, and stock benefit	4,491	3,485	1,796
	(Gain) losses on investments	(247)	927	2,117
		31,113	16,382	14,500
	Decrease (increase) in operating receivables:			
	Customers	9,147	(491)	41,323
	Brokers and dealers	(1,984)	16,806	(19,070)
	(Decrease) increase in operating payables:			
	Customers	(66,399)	66,425	3,593
	Brokers and dealers	(6,101)	(22,535)	19,837
	Decrease (increase) in assets:			
	Cash and U.S. Government securities segregated for the exclusive benefit of customers	25	161	(4)
	Securities owned, including those pledged	4,126	(7,895)	(586)
	Loans and advancements to investment executives and other employees	(3,785)	(3,542)	(9,802)
	Other assets	(4,476)	1,200	4,984
	(Decrease) increase in liabilities:			
	Securities sold, not yet purchased	2,175	1,312	(1,803)
	Drafts payable, accounts payable and accrued expenses, and accrued employee compensation	5,959	2,687	4,865
	Cash From Operating Activities	$(30,200)	$ 70,510	$ 57,837

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	(in thousands)	Years Ended December 31, 2003	2002	2001
	Cash From Operating Activities — From Previous Page	$(30,200)	$ 70,510	$ 57,837
Cash Flows From Financing Activities	Net payments for short-term borrowings from banks	(37,750)	(23,400)	(21,450)
	Securities loaned	71,902	(68,288)	(25,620)
	Proceeds from:			
	Issuance of stock	2,700	2,308	1,888
	Sale/lease back of office equipment	- -	3,951	- -
	Issuance of debentures to Stifel Financial Capital Trust I	- -	34,500	- -
	Payments for:			
	Purchases of stock for treasury	(2,142)	(6,862)	(1,048)
	Settlement of long-term debt	- -	(10,000)	- -
	Offering cost associated with issuing preferred securities	- -	(1,577)	- -
	Principal payments under capital lease obligation	(314)	(795)	(841)
	Repayment of notes assumed in acquisition of subsidiary	- -	- -	(1,232)
	Reduction of subordinated debt	(796)	- -	- -
	Cash dividends	- -	(463)	(908)
	Cash From Financing Activities	33,600	(70,626)	(49,211)
Cash Flows From Investing Activities	Proceeds from sale of investments	2,683	905	100
	Payments for:			
	Acquisition of office equipment and leasehold improvements	(2,383)	(3,183)	(4,513)
	Acquisition of investments	(5,349)	(35)	(2,488)
	Cash From Investing Activities	(5,049)	(2,313)	(6,901)
	(Decrease) increase in cash and cash equivalents	(1,649)	(2,429)	1,725
	Cash and cash equivalents — beginning of year	13,885	16,314	14,589
	Cash and cash equivalents — end of year	$ 12,236	$ 13,885	$ 16,314
	Supplemental disclosures of cash flow information:			
	Interest payments	$ 5,015	$ 4,418	$ 12,854
	Income tax payments	$ 8,998	$ 3,078	$ 2,904
	Schedule of Noncash Investing and Financing Activities:			
	Fixed assets acquired under capital lease	- -	$ 16	$ 355
	Units, net of forfeitures	$ 6,840	$ 4,368	$ 3,341
	Employee stock ownership shares	$ 208	$ 197	$ 188
	Liabilities subordinated to claims of general creditors	$ 918	$ 1,067	$ 2,629

See Notes to Consolidated Financial Statements.

(in thousands, except share and per share amounts)

NOTE A — *Summary of Significant Accounting and Reporting Policies*

Nature of Operations

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as "the Company," is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and, to a lesser extent, the Rocky Mountain region. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

Basis of Presentation

The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries, principally Stifel Nicolaus. Stifel Nicolaus is a broker-dealer registered under the Securities Exchange Act of 1934. All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers its significant estimates, which are most susceptible to change, to be the fair value of investments and the accrual for litigation. Actual results could differ from those estimates.

Where appropriate, prior years' financial information has been reclassified to conform with the current year presentation.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Trading and investment securities owned, including those pledged, and trading securities sold, but not yet purchased, are carried at fair value, and unrealized gains and losses are included in principal transaction revenues. Interest and dividends for trading and investment account securities owned and trading securities sold, but not yet purchased, are included in principal transaction revenues.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Customer security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Stifel Nicolaus to deposit cash with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, Stifel Nicolaus receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Stifel Nicolaus monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which give Stifel Nicolaus right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set off in the Company's statements of financial condition.

Fair Value

Securities owned, including those pledged; securities sold, but not yet purchased; and readily marketable investments are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Other than those separately discussed in the Notes to Consolidated Financial Statements, the Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

(in thousands, except share and per share amounts)

NOTE A — ***Summary of Significant Accounting and Reporting Policies (continued)***

Investments

Securities not readily marketable, held for investment by the Parent and certain subsidiaries, are included under the caption "Investments" and are carried at fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value. The fair value of investments, for which a quoted market or dealer price is not available, are based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. These investments were valued at $11,121 and $11,173 at December 31, 2003 and 2002, respectively.

Loans and Advances

The Company offers transition pay, principally in the form of upfront loans, to investment executives and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. Management monitors and compares individual investment executive production to each loan issued to ensure future recoverability.

Investment Banking

Investment banking revenue is recorded at the time the related transaction is completed. Investment banking revenues include advisory fees; management fees; underwriting fees, net of reimbursable expenses; and sales credits earned in connection with the distribution of the underwritten securities.

Asset Management and Service Fees

Asset management and service fees are recorded when earned and consist of customer account service fees, per account fees (such as IRA fees), wrap fees on managed accounts, and distribution fees from mutual funds and money market funds.

Stock-Based Compensation

The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations to account for its employees' participation in the Parent Company's stock plans. Based on the provisions of the plans, no compensation expense has been recognized for options issued under these plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of the Statement of Financial Accounting Standards Board ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
	2003	***2002***	***2001***
Net income			
As reported	$15,007	$2,780	$2,010
Pro forma	$13,899	$1,845	$1,184
Basic earnings per share			
As reported	$ 2.17	$ 0.40	$ 0.28
Pro forma	$ 2.01	$ 0.26	$ 0.17
Diluted earnings per share			
As reported	$ 1.82	$ 0.34	$ 0.25
Pro forma	$ 1.69	$ 0.23	$ 0.15

(in thousands, except share and per share amounts)

NOTE A — *Summary of Significant Accounting and Reporting Policies (continued)*

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Comprehensive Income

The Company had no other comprehensive income items; accordingly, net income and other comprehensive income are the same.

Other

Amortization of assets under capital lease is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the remaining term of the lease. Depreciation of office equipment is provided over estimated useful lives of three to seven years using accelerated methods.

Goodwill recognized in business combinations accounted for as purchases is no longer amortized, but is tested for impairment in accordance with provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," adopted in 2002 (see Note G). Goodwill was previously amortized over 25 years on a straight-line basis.

Basic earnings per share of common stock is computed by dividing income available to shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share include dilutive stock options and stock units under the treasury stock method.

Recent Accounting Pronouncements

In November 2002, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value of an obligation undertaken in issuing a guarantee and also requires certain disclosures of such guarantees. The disclosure requirements were adopted in 2002. The recognition requirements became effective for the Company on January 1, 2003. The recognition requirements of FIN 45 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was immediately effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 were to originally be applied as of July 1, 2003. However, the FASB subsequently issued numerous FASB Staff Positions attempting to clarify and improve the application of FIN 46, one of which deferred the effective date of FIN 46 to the fourth quarter of 2003. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), which clarifies the definition of a variable interest, exempts entities that are businesses from its scope, and partially delays the effective date of FIN 46 for certain entities. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special purpose entities ("SPEs"), as defined, no later than the first reporting period ending after December 15, 2003 (December 31, 2003 for the Company). FIN 46R must be applied to all variable interest entities that are not SPEs no later than the end of the first reporting period ending after March 15, 2004.

The Company's wholly owned subsidiary, Stifel Financial Capital Trust I (the "Trust"), is considered an SPE. As of December 31, 2003, the Company elected to apply the provisions of FIN 46R to the Trust. The adoption resulted in the deconsolidation of the Trust and the retroactive reclassification of the obligation from the preferred trust offering from the caption "Guaranteed preferred beneficial interest in subordinated debt securities" to "Debenture to Stifel Financial Capital Trust I" in the consolidated statements of financial condition (see Note L). Other than the retroactive reclassification, the adoption of FIN 46R did not have an impact on the Company's consolidated statements of operations, stockholders' equity, or cash flows. For the interim period ending March 31, 2004, the Company will adopt FIN 46R related to any remaining variable interest entities that are not SPEs, which is not expected to have an impact on the Company's consolidated financial statements.

(in thousands, except share and per share amounts)

Recent Accounting Pronouncements (continued)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures, in its statement of financial position, certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and for all other instruments for interim periods beginning after June 15, 2003. On November 7, 2003, the FASB staff issued FASB Staff Position No. 150-3, which defers certain provisions of SFAS No. 150. The Company has adopted the effective provisions of SFAS No. 150. The adoption of these provisions did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows. For the deferred provisions, the Company is currently evaluating the impact of this statement.

NOTE B — *Special Reserve Bank Account*

At December 31, 2003, cash of $5 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Stifel Nicolaus performs a weekly reserve calculation for proprietary accounts of introducing brokers. At December 31, 2003, no deposit was required.

NOTE C — *Securities Owned and Securities Sold, But Not Yet Purchased*

The components of securities owned and securities sold, but not yet purchased, at December 31, 2003 and 2002, are as follows:

	December 31, 2003		*December 31, 2002*	
Securities, at fair value	***Owned***	***Sold, But Not Yet Purchased***	***Owned***	***Sold, But Not Yet Purchased***
U.S. Government obligations	$ 2,246	$ 1,047	$ 1,974	$ 981
State and municipal bonds	13,707	257	16,680	354
Corporate obligations	3,130	385	3,603	467
Corporate stocks	5,332	4,350	6,284	2,062
	24,415	$ 6,039	28,541	$ 3,864
Less: Securities owned and pledged	(9,690)		(23,368)	
Total	$ 14,725		$ 5,173	

Stifel Nicolaus pledged securities owned as collateral to counterparties, who have the ability to repledge the collateral; therefore, the Company has reported the pledged securities under the caption "Securities owned and pledged" in the consolidated statements of financial condition.

(in thousands, except share and per share amounts)

NOTE D — *Short-Term Financing*

Stifel Nicolaus' short-term financing is generally obtained through the use of bank loans and securities lending arrangements. Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available ongoing credit arrangements with banks totaled $205,000 at December 31, 2003, of which $199,350 was unused. There are no compensating balance requirements under these arrangements. Stifel Nicolaus' floating rate short-term bank borrowings bore interest at weighted average rates of 1.38% and 1.74% at December 31, 2003 and 2002, respectively. Short-term borrowings of $3,650 and $26,400 were collateralized by customer-owned securities of $13,858 and $71,680 at December 31, 2003 and 2002, respectively. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition. The remaining short-term borrowings of $2,000 and $17,000 were collateralized by Company-owned securities valued at $9,690 and $23,368 at December 31, 2003 and 2002, respectively. The average bank borrowing was $8,003, $48,971, and $96,751 in 2003, 2002, and 2001, respectively, at effective interest rates of 1.66%, 2.25%, and 4.50%, respectively. At December 31, 2003 and 2002, Stifel Nicolaus had a stock loan balance of $116,986 and $56,076, respectively, at average rates of 1.05% and 1.29%, respectively. The average outstanding securities lending arrangements utilized in financing activities were $119,528, $118,498, and $127,841 in 2003, 2002, and 2001, respectively, at average effective interest rates of 1.17%, 1.71%, and 3.85%, respectively. Customer securities were utilized in these arrangements.

NOTE E — *Commitments and Contingencies*

In the normal course of business, Stifel Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open December 31, 2003, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel Nicolaus had pledged cash and customer-owned securities valued at $61,924. At December 31, 2003, the amounts on deposit satisfied the minimum margin deposit requirement of $47,525.

In connection with margin deposit requirements of the National Securities Clearing Corporation, Stifel Nicolaus had pledged cash and firm-owned securities valued at $1,936 and a standby letter of credit amounting to $500. At December 31, 2003, the amounts on deposit satisfied the minimum margin deposit requirement of $1,836.

Stifel Nicolaus also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. Stifel Nicolaus' liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Stifel Nicolaus to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company has committed to invest $250 in a private equity partnership.

The future minimum rental and third-party vendor service commitments at December 31, 2003, with initial or remaining non-cancellable terms in excess of one year, some of which contain escalation clauses and renewal options, are as follows:

Year Ending December 31,	*Capital Leases*	*Operating Leases and Service Agreements*
2004	$ 157	$ 11,343
2005	41	9,987
2006	37	7,224
2007	--	5,754
2008	--	5,171
Thereafter	--	10,702
Minimum Commitments	$ 235	$ 50,181
Less Interest	(43)	
Net Present Value of Capital Lease Obligations	$ 192	

Rental expense for the years ended December 31, 2003, 2002, and 2001, approximated $10,135, $9,907, and $8,216, respectively.

NOTE E — *Commitments and Contingencies (continued)*

Office equipment, under capital leases, with a recorded cost of approximately $883, net of amortization of $704, and $2,257, net of amortization of $1,783, at December 31, 2003 and 2002, respectively, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition under the caption of "Office equipment and leasehold improvements."

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 2003, 2002, and 2001 was $3,053, $3,390, and $4,077, respectively.

On February 19, 2002, the Company entered into a $4,000 sale-leaseback arrangement for certain office furniture and equipment. The lease expires in February 2005, with an option to purchase the equipment at the higher of market value or 15% of the original purchase price. The Company makes quarterly principal payments of approximately $320, included in the previous table. At the time of the sale, the Company's recorded net book value for the equipment was $2.9 million, resulting in a deferred gain of $1.1 million, which is being amortized ratably over the life of the lease. The transaction is being accounted for as an operating lease.

NOTE F — *Net Capital Requirements*

Stifel Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel Nicolaus has elected to use the alternative method permitted by the rule that requires maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2003, Stifel Nicolaus had net capital of $59,051, which was 22.18% of aggregate debit items and $53,727 in excess of minimum required net capital.

NOTE G — *Goodwill*

On January 1, 2002, the Company adopted SFAS No. 142. As a result, the Company ceased amortizing goodwill. The Company tests the goodwill annually for impairment in accordance with SFAS No. 142. There were no changes in the carrying amounts of goodwill for the Company for the years ended December 31, 2003 and 2002.

As required by SFAS No. 142, the results for 2001 have not been restated. The reconciliation of reported net income and earnings per share to adjusted net income for the year ended December 31, 2001, is presented below:

(in thousands, except share data)	*Year Ended December 31, 2001*
Reported net income	$2,010
Add back: goodwill amortization, net of tax	73
Adjusted net income	$2,083
Basic earnings per share:	
Reported net income per share	$ 0.28
Add back: goodwill amortization	0.01
Adjusted net income per basic share	$ 0.29
Diluted earnings per share:	
Reported net income per share	$ 0.25
Add back: goodwill amortization	0.01
Adjusted net income per diluted share	$ 0.26

(in thousands, except share and per share amounts)

NOTE H — *Employee Benefit Plans*

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plan. Contributions to the PSP were based upon a company match of 50% of the employees' first one thousand dollars in annual contributions. Additional contributions by the Company are discretionary. Under the PSP, participants can purchase up to 250,000 shares of the Parent's common stock. The amounts charged to employee compensation and benefits for the PSP were $418, $425, and $486, for 2003, 2002, and 2001, respectively.

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $170) to total compensation. In 1997, the Company purchased 248,063 shares for $3,178 and contributed these shares to the ESOP. The unallocated shares are being released for allocation to the participants based upon employer contributions to fund an internal loan between the Parent and the ESOP. At December 31, 2003, the plan held 391,115 shares, of which 154,545 shares, with a fair value of $3,014, were unallocated. The Company charged to employee compensation and benefits $209, $197, and $188 for the ESOP contributions for 2003, 2002, and 2001, respectively.

NOTE I — *Stock-Based Compensation Plans*

The Company has several stock-based compensation plans, which are described below. All option plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, and determine the terms of each option.

Stock Option/Incentive Stock Award Plans

The Company has four fixed stock option plans and four incentive stock award plans. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company granted options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company granted options up to an aggregate of 100,000 shares. Under the Company's 1997 and 2001 Incentive Stock Plan, the Company may grant incentive stock options, stock appreciation rights, restricted stock, performance awards, and stock units up to an aggregate of 3,200,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire ten years from the date of grant. The options generally vest ratably over a three- to five-year vesting period. The Company has also granted stock options to external board members under a non-qualified plan and the "Equity Incentive Plan for Non-Employee Directors." Under the Equity Incentive Plan for Non-Employee Directors, the Company may grant stock options and stock units up to 150,000 shares. These options are generally granted at 100% of market value at the date of the grant and are exercisable six months to one year from date of grant and expire ten years from date of grant. Under the Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan ("SWAP"), a deferred compensation plan for Investment Executives, the Company may grant stock units up to 700,000 shares.

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2003, 2002, and 2001, respectively: dividend yield of 0.00%, 0.00%, and 1.02%; expected volatility of 25.8%, 32.6%, and 34.6%; risk-free interest rates of 3.05%, 3.82%, and 4.55%; and expected lives of 5.00 years, 5.00 years, and 5.97 years.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

NOTE I — *Stock-Based Compensation Plans (continued)*

The summary of the status of the Company's fixed stock option plans as of December 31, 2003, 2002, and 2001, and changes during the years ending on those dates is presented below:

	2003		2002		2001	
Fixed Options	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*
Outstanding at beginning of year	1,550,533	$10.56	1,368,435	$10.40	1,200,838	$10.11
Granted	241,500	14.64	293,500	10.91	241,000	11.48
Exercised	(95,684)	7.30	(39,802)	7.54	(28,523)	6.93
Forfeited	(43,188)	10.57	(71,600)	10.69	(44,880)	10.63
Outstanding at end of year	1,653,161	$11.34	1,550,533	$10.56	1,368,435	$10.40
Options exercisable at year-end	897,544		748,480		581,957	
Weighted-average fair value of options granted during the year	$4.15		$3.63		$4.30	

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	*Number Outstanding*	*Weighted-Average Remaining Contractual Life*	*Weighted-Average Exercise Price*	*Number Exercisable*	*Weighted-Average Exercise Price*
$ 4.70 - $10.38	385,045	5.10	$ 9.31	320,705	$ 9.16
10.40 - 10.50	348,735	7.39	10.43	132,623	10.44
10.56 - 11.38	390,620	5.95	11.01	272,255	10.96
11.40 - 12.70	331,825	7.63	11.96	105,525	12.15
12.75 - 19.50	196,936	7.97	16.49	66,436	14.62
$ 4.70 - $19.50	**1,653,161**	**6.63**	**$ 11.34**	**897,544**	**$ 10.65**

(in thousands, except share and per share amounts)

NOTE I — *Stock-Based Compensation Plans (continued)*

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan, which was in effect through 2002, and the 2003 Employee Stock Purchase Plan (collectively the "ESPP"), the Company is authorized to issue up to 150,000 and 200,000 shares of common stock, respectively, to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant is granted an option to purchase up to 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 33% to 36% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company granted 189,108, 149,842, and 149,675 shares to employees in 2003, 2002, and 2001, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2003, 2002, and 2001, respectively: dividend yield of 0.00%, 0.49%, and 1.02%; expected volatility of 23.7%, 32.6%, and 34.6%; risk-free interest rates of 1.23%, 2.00%, and 3.48%; and expected lives of one year. The weighted-average fair value of those purchase rights granted in 2003, 2002, and 2001 was $1.10, $1.41, and $2.37, respectively.

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. At December 31, 2003, no restricted stock awards were outstanding. The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to employee compensation and benefits $5, $24, and $126 for the amortization during 2003, 2002, and 2001, respectively.

Stock Units

A stock unit represents the right to receive a share of common stock from the Parent at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive. A deferred compensation plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the plan into Parent stock units with a 25% matching contribution by the Company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution by the Company. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. As of December 31, 2003, there were 927,881 units outstanding under this deferred compensation plan. The Company charged $1,981, $1,940, and $1,263 to employee compensation and benefits relating to units granted under this plan for 2003, 2002, and 2001, respectively.

Stifel Nicolaus has a deferred compensation plan for its investment executives ("I.E.s") who achieve certain levels of production, whereby a certain percentage of their earnings is deferred as defined by the plan, of which 50% is deferred into Parent stock units with a 25% matching contribution and 50% earns a return based on optional investments chosen by the I.E.s. I.E.s may choose to base their return on the performance of an index mutual fund as designated by the Company or a fixed income option. I.E.s have no ownership in the mutual funds. Included on the Consolidated Statement of Financial Condition under the caption "Investments" are $3,528 in 2003 and $2,255 in 2002 in mutual funds that were purchased by the Company to hedge its liability to the I.E.s that choose to base the performance of their return on the index mutual fund option. I.E.s may elect to defer an additional 1% of earnings into Parent stock units with a 25% matching contribution. In addition, certain I.E.s, upon joining the firm, may receive Parent stock units in lieu of transition cash payments. Deferred compensation for both plans cliff vests over a five-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period. As of December 31, 2003, there were 1,189,253 units outstanding under this deferred compensation plan. Charges to employee compensation and benefits related to these plans were $2,243, $1,988, and $1,337 for 2003, 2002, and 2001, respectively.

Under the Equity Incentive Plan for Non-Employee Directors, the Company grants stock units to non-employee directors that elect to defer their director compensation. Participants may elect to defer their compensation with a 25% matching contribution by the Company. These units are 100% vested and are distributable after five full calendar years. Directors' fees are expensed on the grant date. As of December 31, 2003, there were 27,655 units outstanding under this plan. The Company charged $156, $121, and $128 to directors' fees relating to units granted under this plan for 2003, 2002, and 2001, respectively.

NOTE J — ***Legal Proceedings***

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts, its consultation with outside counsel, and after consideration of amounts provided for in the accompanying financial statements with respect to these matters, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

On November 3, 2003, the Company announced the favorable settlement of claims that had initially resulted in a $4.5 million arbitration award in October 2002 against Stifel Nicolaus. The claims arose in connection with the activities of a former Stifel Nicolaus broker in its Pikeville, Kentucky office. The arbitration award was vacated in part and affirmed in part by a U.S. District Court judgment entered in August 2003. The District Court's judgment was on appeal to the U.S. Court of Appeals for the Sixth Circuit. The settlement resolves the arbitration award, the District Court's judgment, and the appeal of that judgment. The settlement resulted in a reversal of the original charge of approximately $1.2 million after tax, or $0.15 per diluted share, to the 2003 third quarter earnings.

NOTE K — ***Off-Balance Sheet Credit Risk***

As a carrying broker-dealer, Stifel Nicolaus clears and executes transactions for two introducing broker-dealers. Pursuant to the clearing agreements, the introducing broker-dealers guarantee the performance of their customers to Stifel Nicolaus. To the extent the introducing broker-dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, Stifel Nicolaus would be secondarily liable. However, the potential requirement for Stifel Nicolaus to fulfill these obligations under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, Stifel Nicolaus executes, settles, and finances customer and proprietary securities transactions. These activities expose Stifel Nicolaus to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, Stifel Nicolaus may be required to purchase or sell securities at unfavorable market prices.

Stifel Nicolaus borrows and lends securities to finance transactions and facilitate the settlement process, utilizing customer margin securities held as collateral. Stifel Nicolaus monitors the adequacy of collateral levels on a daily basis. Stifel Nicolaus periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, Stifel Nicolaus is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. Stifel Nicolaus controls its exposure to credit risk by continually monitoring its counterparties' positions, and, where deemed necessary, Stifel Nicolaus may require a deposit of additional collateral and/or a reduction or diversification of positions. Stifel Nicolaus sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. Stifel Nicolaus is exposed to risk of loss if securities prices increase prior to closing the transactions. Stifel Nicolaus controls its exposure to price risk for short sales through daily review and setting position and trading limits.

Stifel Nicolaus manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

(in thousands, except share and per share amounts)

NOTE K — *Off-Balance Sheet Credit Risk (continued)*

At December 31, 2003, securities, primarily from customer margin and securities borrowing transactions, of approximately $362,000 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($28,168), stock loans ($107,153), OCC margin requirements ($61,924), and customer short sales ($10,591).

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

NOTE L — *Debenture to Stifel Financial Capital Trust I*

On April 25, 2002, Stifel Financial Capital Trust I (the "Trust"), a Delaware Trust and wholly owned subsidiary of the Company, completed the offering of 1,380,000 shares of 9% Cumulative Trust Preferred Securities ("trust preferred securities") for $34.5 million (net proceeds of approximately $32.9 million after offering expenses and underwriting commissions). The trust preferred securities represent an indirect interest in a junior subordinated debenture (the "debenture") purchased from the Company by the Trust. The debenture bears the same terms as the trust preferred securities. The trust preferred securities may be redeemed by the Company, and in turn, the Trust would call the debenture no earlier than June 30, 2007, but no later than June 30, 2032. The interest payments on the debenture will be made quarterly, and undistributed payments will accumulate interest of 9% per annum compounded quarterly. At December 31, 2003, the fair value of the trust preferred securities was $38,502, which also equals the fair value of the debenture, as it has the same terms as the trust preferred securities. The Company has also provided a guarantee to the Trust to pay all non-interest expenses of the Trust until the Trust is liquidated.

As of December 31, 2003, the Company elected to apply the provisions of FIN 46R to the Trust. The adoption resulted in the deconsolidation of the Trust, and the trust preferred securities are now presented as "Debenture to Stifel Financial Capital Trust I" in the consolidated statements of financial condition.

NOTE M — *Long-Term Debt*

On April 30, 2002, the Company extinguished the $10.0 million principal amount, as allowed by the agreement, of long-term debt to Western and Southern Life Insurance Company, a significant shareholder, due June 30, 2004, bearing interest of 8.0% per annum.

NOTE N — *Liabilities Subordinated to Claims of General Creditors*

Stifel Nicolaus has a deferred compensation plan available to I.E.s who achieve a certain level of production, whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in Parent stock units and the balance into optional investment choices. Stifel Nicolaus obtained approval from the New York Stock Exchange to subordinate the liability for future payments to I.E.s for that portion of compensation not deferred in Parent stock units. Beginning with deferrals made in plan year 1997, Stifel Nicolaus issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act Rule 15c3-1 and included in its computation of net capital the following:

Plan Year	*Distribution January 31,*	*Amount*
1998	2004	$ 698
1999	2005	634
2000	2006	779
2001	2007	720
2002	2008	914
		$3,745

At December 31, 2003, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $3,115.

(in thousands, except share and per share amounts)

NOTE O — *Investments in Qualified Missouri Businesses*

The Company formed two Limited Liability Corporations, referred to collectively as "the LLC," to be certified capital companies under the statutes of the State of Missouri, which provide venture capital for qualified Missouri businesses, as defined. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, $10,600 non-interest bearing notes due February 15, 2009, $8,417 non-interest bearing notes due February 15, 2010, and $981 non-interest bearing participating debentures due December 31, 2010, which are included in the Company's consolidated statement of financial condition under the caption "Other." Proceeds from the notes are first invested in zero coupon U.S. Government securities in an amount sufficient to accrete to the repayment amount of the notes and are placed in an irrevocable trust. These securities, carried at accreted cost of $17,125 and $16,129 at December 31, 2003 and 2002, respectively, are held to maturity and are included under the caption "Investments." The fair value of the securities is $19,624 and $19,041 at December 31, 2003 and 2002, respectively. The remaining proceeds were invested in qualified Missouri businesses.

The LLC invests in qualified Missouri businesses in the form of debt, preferred, and/or common equity. These investments are not readily marketable and are valued at fair value. These securities, valued at approximately $2,662 and $2,670 at December 31, 2003 and 2002, respectively, are included under the caption "Investments." Due to the structure of the LLC and under the statutes of the State of Missouri, the Company participates in a portion of the appreciation of these investments. Management monitors these investments on a continuous basis.

NOTE P — *Preferred Stock Purchase Rights*

On July 23, 1996, the Company's Board of Directors authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, par value $0.15 per share. The dividend was distributed to stockholders of record on August 12, 1996. Each right will entitle the registered holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $35 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 15% or more of the Company's common stock or upon commencement of announcement of intent to make a tender offer for 15% or more of the outstanding shares of common stock without prior written consent of the Company. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase shares of common stock at one-half the then current market price and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per right. These rights will expire, if not previously exercised, on August 12, 2006.

NOTE Q — *Income Taxes*

The Company's provision (benefit) for income taxes consists of:

	Years Ended December 31,		
	2003	***2002***	***2001***
Current:			
Federal	$ 7,827	$ 1,548	$ 2,734
State	1,799	356	628
	9,626	1,904	3,362
Deferred:			
Federal	347	89	(1,614)
State	80	21	(371)
	427	110	(1,985)
	$10,053	$2,014	$ 1,377

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

NOTE Q — *Income Taxes (continued)*

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended December 31,		
	2003	2002	2001
Federal tax computed at statutory rates	$ 8,772	$ 1,630	$ 1,152
State income taxes, net of federal income tax benefit	1,237	264	170
Other, net	44	120	55
Provision for income taxes	$10,053	$ 2,014	$ 1,377

The net deferred tax asset consists of the following temporary differences:

		December 31, 2003	December 31, 2002
Deferred Tax Asset	Accruals not currently deductible	$ 1,846	$ 3,094
	Deferred compensation	1,159	993
	Acquired net operating loss	830	935
	Deferred revenue	- -	308
	Office equipment and leasehold improvements, principally book over tax depreciation	585	172
	Investment valuation	739	378
	Reserve for bad debt	574	319
	Deferred Tax Asset	5,733	6,199
Deferred Tax Liability	Customer and employee receivable	(30)	(61)
	Intangible assets, principally tax over book amortization	(178)	(186)
	Deferred Tax Liability	(208)	(247)
	Net Deferred Tax Asset	$ 5,525	$ 5,952

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary. Based on the Company's historical earnings and taxes previously paid, future expectations of taxable income, and the future reversals of gross deferred tax liability, management believes it is more likely than not that the Company will realize the gross deferred tax asset.

(in thousands, except share and per share amounts)

NOTE R — *Related Party Transactions*

In 2003, two directors of the Parent were associated with firms that provided legal and other services to the Company. The Company charged approximately $171 (primarily for legal fees) to operations for these services. In 2002 and 2001, four directors of the Parent were associated with firms that provide legal and other services to the Company. The Company charged approximately $40 and $723 (primarily for legal fees) to operations for these services for 2002 and 2001, respectively.

NOTE S — *Segment Reporting*

The Company's reportable segments include the Private Client Group, Equity Capital Markets, Fixed Income Capital Markets, and Other. Prior years' financial information has been reclassified to conform with the current year presentation. The Private Client Group segment includes branch offices and independent contractor offices of the Company's broker-dealer subsidiaries located throughout the U.S., primarily in the Midwest. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, to their private clients. The Equity Capital Markets segment includes corporate finance management and participation in underwritings (exclusive of sales credits, which are included in the Private Client Group segment), mergers and acquisitions, institutional sales, trading, research, and market-making. The Fixed Income Capital Markets segment includes public finance, institutional sales and competitive underwriting, and trading. The "Other" segment includes clearing revenue, interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration.

Intersegment revenues and charges are eliminated between segments. The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenues.

The Company has not disclosed asset information by segment, as the information is not produced internally and its preparation is impracticable.

Information concerning operations in these segments of business is as follows:

	Years Ended December 31,		
	2003	***2002***	***2001***
Net Revenues			
Private Client Group	$ 163,095	$ 136,348	$ 129,247
Equity Capital Markets	35,533	32,010	24,874
Fixed Income Capital Markets	15,384	16,749	18,091
Other	2,500	2,687	5,056
Total Net Revenues	$ 216,512	$ 187,794	$ 177,268
Operating Contributions			
Private Client Group	$ 35,583	$ 17,046	$ 19,163
Equity Capital Markets	10,788	8,469	4,143
Fixed Income Capital Markets	2,750	3,530	4,449
Other/Unallocated Overhead	(24,061)	(24,251)	(24,368)
Pre-Tax Income	$ 25,060	$ 4,794	$ 3,387

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

NOTE T — *Earnings Per Share*

The following table reflects a reconciliation between Basic Earnings Per Share and Diluted Earnings Per Share.

	Years Ended December 31,								
	2003			2002			2001		
Net Income	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*	*Income (Numerator)*	*Shares (Denominator)*	*Per Share Amount*
Basic Earnings Per Share									
Income available to shareholders	$15,007	6,924,644	$2.17	$2,780	7,033,193	$0.40	$2,010	7,161,698	$0.28
Effect of Dilutive Securities									
Employee benefits plans	- -	1,303,851	- -	- -	1,135,996	- -	- -	828,423	- -
Diluted Earnings Per Share									
Income available to common stockholders and assumed conversions	$15,007	8,228,495	$1.82	$2,780	8,169,189	$0.34	$2,010	7,990,121	$0.25

Note U — *Share Repurchase Program*

On May 9, 2002, the Company's Board of Directors authorized the repurchase of up to 750,000 additional shares on top of an existing authorization of 600,000 shares. These purchases may be made on the open market or in privately negotiated transactions, depending upon market conditions and other factors. Repurchased shares may be used to meet obligations under the Company's employee benefit plans and for general corporate purposes.

The Board of Directors of the Company authorized a tender offer to purchase up to 850,000 shares of Stifel Financial Corp., or approximately 12% of its outstanding common stock (including associated preferred stock purchase rights), at a price of $13.25 per share. The tender offer commenced on September 5, 2003, and expired on October 10, 2003. On September 4, 2003, the last trading day prior to the commencement of the offer, the closing price per share reported on the New York Stock Exchange was $12.54. Based on the final count by the depositary for the tender offer, the Company purchased 87,471 shares, representing approximately 1.2% of outstanding shares, at a purchase price of $13.25 per share. The aggregate purchase price of the shares purchased by the Company through the tender offer, including fees and expenses associated with the tender offer, was approximately $1,200.

Exclusive of the tender offer, the Company repurchased 80,263, 570,124, and 95,930 shares for the years ending December 31, 2003, 2002, and 2001, respectively, using existing board authorizations, at average prices of $12.26, $12.05, and $10.85 per share, respectively, to meet obligations under the Company's employee benefit plans and for general corporate purposes. The Company reissued 291,317, 195,858, and 35,847 shares for the years ending December 31, 2003, 2002, and 2001, respectively, for employee benefit plans. Under existing board authorizations, the Company is permitted to buy an additional 759,502 shares.

* * * * * *

Independent Auditor's Report

To the Board of Directors and Stockholders of
Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stifel Financial Corp. and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note G to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

Deloitte.

March 12, 2004
St. Louis, Missouri

Quarterly Results

Quarterly Operating Results (Unaudited)

(in thousands, except per share amounts)	**Revenue**	***Net* Revenues**	***Earnings (Loss) Before Income Taxes***	***Net Income (Loss)***	***Basic Earnings (Loss) Per Share***	***Diluted Earnings (Loss) Per Share***
Year 2003 By Quarter						
First	$44,096	$42,733	$ 1,205	$ 722	$ .10	$ .09
Second	53,546	52,252	4,188	2,498	.36	.31
Third [(1)]	61,184	59,925	8,569	5,124	.74	.62
Fourth	62,794	61,602	11,098	6,663	.96	.78
Year 2002 By Quarter						
First	$49,087	$47,803	$ 2,847	$ 1,701	$ .24	$ .21
Second	51,352	49,548	3,418	2,045	.29	.25
Third [(2)]	46,801	45,000	(4,296)	(2,624)	(.38)	(.38)
Fourth	46,873	45,443	2,825	1,658	.24	.21

[(1)] Third quarter results include a reversal of approximately $1.2 million, net of tax, due to a favorable settlement of claims that had initially resulted in a $4.5 million arbitration award in the third quarter of 2002 in connection with the activities of a former Stifel Nicolaus broker.

[(2)] The Company charged approximately $3.5 million, net of tax, due primarily to an arbitration award and other matters in the third quarter of 2002. The arbitration award arose from the activities of a former Stifel Nicolaus broker in its Pikeville, Kentucky office.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

The management of the Company, including Mr. Ronald J. Kruszewski as Chief Executive Officer and Mr. James M. Zemlyak as Chief Financial Officer, has evaluated the Company's disclosure controls and procedures as specified in the SEC's rules and forms. Under rules promulgated by the SEC, disclosure controls and procedures are defined as those "controls or other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms." Based on the evaluation of the Company's disclosure controls and procedures, it was determined that such controls and procedures were effective.

Further, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding directors is contained in "Election of Directors," included in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Information regarding the executive officers is contained in "Item 4a. Executive Officers of the Registrant," hereof. There is no family relationship between any of the directors or named executive officers.

Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is contained in "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is contained in "Executive Compensation," included in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management is contained in "Voting Securities and Principal Holders Thereof," included in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is contained in "Certain Relationships and Related Transactions," included in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accounting fees and services is contained in "Independent Auditors," included in the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Consolidated Financial Statements are listed in Item 8 and made part hereof.

(2) Consolidated Financial Statement Schedules:

	Page
Independent Auditors' Report	55
Schedule II - Valuation and Qualifying Accounts	56

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(3) Exhibits: See Exhibit Index on pages 57 and 58 hereof.

(b) Reports on Form 8-K:

The Company filed a report on Form 8-K dated November 3, 2003. This Form 8-K contained information under Item 9. Regulation FD Disclosure. The Company announced the favorable settlement of claims that had initially resulted in a $4.5 million arbitration award in October 2002 against its subsidiary, Stifel, Nicolaus & Company, Incorporated. The settlement resolves the arbitration award, the District Court's judgment, and the appeal of that judgment. The settlement resulted in the addition of approximately $1.2 million after tax.

The Company filed a report on Form 8-K dated November 14, 2003. This Form 8-K contained Item 12. Disclosure of Results of Operation and Financial Condition. The exhibit furnished is the press release of the Company's results for the three and nine months ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 15th day of March 2004.

STIFEL FINANCIAL CORP.
(Registrant)

By /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
Chairman of the Board, President,
Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant on March 15, 2004, in the capacities indicated.

/s/	<u>Ronald J. Kruszewski</u> Ronald J. Kruszewski	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/	<u>James M. Zemlyak</u> James M. Zemlyak	Senior Vice President, Chief Financial Officer, Treasurer, and Director (Principal Financial and Accounting Officer)
/s/	<u>Robert J. Baer</u> Robert J. Baer	Director
/s/	<u>Bruce A. Beda</u> Bruce A. Beda	Director
/s/	<u>Charles A. Dill</u> Charles A. Dill	Director
/s/	<u>John P. Dubinsky</u> John P. Dubinsky	Director
/s/	<u>Richard F. Ford</u> Richard F. Ford	Director
/s/	<u>Frederick O. Hanser</u> Frederick O. Hanser	Director
/s/	<u>Walter F. Imhoff</u> Walter F. Imhoff	Director
/s/	<u>Robert E. Lefton</u> Robert E. Lefton	Director
/s/	<u>Scott B. McCuaig</u> Scott B. McCuaig	Director
/s/	<u>James M. Oates</u> James M. Oates	Director

Independent Auditors' Report

To the Board of Directors and Stockholders of
Stifel Financial Corp.
St. Louis, Missouri

We have audited the consolidated financial statements of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated March 12, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle); such consolidated financial statements and report are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Stifel Financial Corp. and Subsidiaries, listed in Item 15. This consolidated financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

March 12, 2004
St. Louis, Missouri

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
STIFEL FINANCIAL CORP. AND SUBSIDIARIES

Description	*Balance at Beginning of Period*	*Additions Charged to Costs and Expenses*	*Deductions*	*Balance at End of Period*
Year Ended December 31, 2003				
Deducted from asset account:				
Allowances for doubtful accounts	$143,518	$ 82,497	$ 144,347 [1]	$ 81,668
Deducted from asset account:				
Allowances for doubtful notes receivables	677,338	1,233,174	513,546 [1]	1,396,966
Year Ended December 31, 2002				
Deducted from asset account:				
Allowances for doubtful accounts	228,815	0	85,297 [1]	143,518
Deducted from asset account:				
Allowances for doubtful notes receivables	526,450	581,225	430,337 [1]	677,338
Year Ended December 31, 2001				
Deducted from asset account:				
Allowances for doubtful accounts	104,435	408,220	283,840 [2]	228,815
Deducted from asset account:				
Allowances for doubtful notes receivables	331,064	448,713	253,327 [1]	526,450

[1] Uncollected notes written off and recoveries

[2] Recovery of account

EXHIBIT INDEX

Stifel Financial Corp. and Subsidiaries
Annual Report on Form 10-K
Year Ended December 31, 2003

Exhibit Number		*Description*
3.	(a)	Restated Certificate of Incorporation and as amended of Financial filed with the Secretary of State of Delaware on May 31, 2001, incorporated herein by reference to Exhibit 3.(a) to Financial's Quarterly Report on Form 10-Q (File No. 001-9305) for the quarterly period ended June 30, 2001.
	(b)	Amended and Restated By-Laws of Financial, incorporated herein by reference to Exhibit 3.(b)(1) to Financial's Annual Report on Form 10-K (File No. 1-9305) for fiscal year ended July 30, 1993.
4.	(a)	Preferred Stock Purchase Rights of Financial, incorporated herein by reference to Financial's Registration Statement on Form 8-A (File No. 1-9305) filed July 30, 1996.
10.	(a)	Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit 10.2 to Financial's Current Report on Form 8-K (date of earliest event reported - June 22, 1987) filed July 14, 1987.
	(b)	1983 Incentive Stock Option Plan of Financial, incorporated herein by reference to Exhibit 4.(a) to Financial's Registration Statement on Form S-8 (Registration File No. 2-94326) filed November 14, 1984.*
	(c)	1985 Incentive Stock Option Plan of Financial, incorporated herein by reference to Exhibit 28C to Financial's Registration Statement on Form S-8, as amended (Registration File No. 33-10030) filed November 7, 1986.*
	(d)	1987 Non-qualified Stock Option Plan of Financial, incorporated herein by reference to Exhibit 10.(h) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the fiscal year ended July 31, 1987.*
	(e)	Amendment to 1983 Incentive Stock Option Plan, 1985 Incentive Stock Option Plan, and 1987 Non-Qualified Stock Option Plan, incorporated herein by reference to Exhibit 10.(f) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the fiscal year ended July 28, 1989.*
	(f)	Dividend Reinvestment and Stock Purchase Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-3 (Registration File No. 33-53699) filed May 18, 1994.
	(g)	Amended and Restated 1997 Incentive Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-84717) filed on August 6, 1999.*
	(h)	1998 Employee Stock Purchase Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-37807) filed October 14, 1997.*
	(i)(1)	Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(l) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1997.*
	(i)(2)	Stock Unit Agreement with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(j)(2) to Financial's Annual Report on Form 10-K (File No. 1-9305) for the year ended December 31, 1998.*
	(j)	Amendment of Loan Agreement with Western & Southern Life Insurance Company dated February 24, 1999, incorporated herein by reference to Exhibit 10.(a) to Financial's Quarterly Report on Form 10-Q (File No. 001-9305) for the quarterly period ended June 30, 2001.
	(k)	1999 Executive Incentive Performance Plan of Financial, incorporated herein by reference to Annex B of Financial's Proxy Statement for the 1999 Annual Meeting of Stockholders filed March 26, 1999.*
	(l)	Equity Incentive Plan for Non-Employee Directors of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-52694) filed December 22, 2000.*
	(m)	Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-60506) filed May 9, 2001.*

(m)(1) Stifel, Nicolaus & Company, Incorporated Wealth Accumulation Plan Amendment No. 1, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-105759) filed June 2, 2003.*

(n) Stifel Nicolaus Profit Sharing 401(k) Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-60516) filed May 9, 2001.*

(o) Stifel Financial Corp. 2001 Incentive Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-82328) filed February 7, 2002.*

(o)(1) Stifel Financial Corp. 2001 Incentive Plan Amendment No. 1, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-105756) filed June 2, 2003.

(p) Promissory Note dated August 1, 1999, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Financial's Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.*

(q) Promissory Note dated March 5, 2002, from Tom Prince payable to Stifel, Nicolaus & Company, Incorporated, incorporated herein by reference to Financial's Annual Report on Form 10-K (File No. 001-9305) for the year ended December 31, 2001, filed on March 27, 2002.*

(r) Stock Unit Agreement with James M. Zemlyak dated January 11, 2000, incorporated herein by reference to Exhibit 10.(s) to Financial's Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.*

(s) Stock Unit Agreement with Scott B. McCuaig dated December 20, 1998, incorporated herein by reference to Exhibit 10.(t) to Financial's Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.*

(t) Amended and Restated Promissory Note dated December 21, 1998, from Ronald J. Kruszewski payable to Financial, incorporated herein by reference to Exhibit 10.(u) to Financial's Annual Report on Form 10-K/A Amendment No. 1 (File No. 1-9305) for the year ended December 31, 2001, filed on April 9, 2002.*

(u) Third Amendment to Lease by and among EBS Building, L.L.C., Stifel Financial Corp., and Stifel, Nicolaus & Company, Incorporated, dated September 1, 1999, incorporated herein by reference to EBS Building, L.L.C.'s Annual Report on Form 10-K (File No. 000-24167) for the year ended December 31, 2001.

(v) Fourth Amendment to Lease by and among EBS Building, L.L.C., Stifel Financial Corp., and Stifel, Nicolaus & Company, Incorporated, dated November 1, 1999, incorporated herein by reference to EBS Building, L.L.C.'s Annual Report on Form 10-K (File No. 000-24167) for the year ended December 31, 2001.

(w) Fifth Amendment to Lease by and among EBS Building, L.L.C., Stifel Financial Corp., and Stifel, Nicolaus & Company, Incorporated dated June 11, 2001, incorporated herein by reference to EBS Building, L.L.C.'s Annual Report on Form 10-K (File No. 000-24167) for the year ended December 31, 2001.

(x) Stifel Financial Corp. 2003 Employee Stock Purchase Plan, incorporated herein by reference to Financial's Registration Statement on Form S-8 (Registration File No. 333-100414) filed October 8, 2002.*

21. List of Subsidiaries of Financial, filed herewith.

23. Consent of Independent Auditors, filed herewith.

31.1 Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith. This exhibit is furnished to the SEC.

* Management contract or compensatory plan or arrangement.

EXHIBIT 21

STIFEL FINANCIAL CORP. AND SUBSIDIARIES
SUBSIDIARIES OF STIFEL FINANCIAL CORP.[1]

NAME	STATE OF INCORPORATION	NAMES UNDER WHICH SUBSIDIARY DOES BUSINESS
Stifel, Nicolaus & Company, Incorporated	Missouri	Stifel, Nicolaus & Company, Incorporated
Alliance Realty Corp.	Missouri	Alliance Realty Corp.
Century Securities Associates, Inc.	Missouri	Century Securities Associates, Inc.
Stifel, Nicolaus Insurance Agency, Inc.[2]	Arkansas	Stifel, Nicolaus Insurance Agency, Inc.
S-N Capital Corp.[2]	Missouri	S-N Capital Corp.
Stifel Insurance Agency - Ohio, Inc.[3]	Ohio	Stifel Insurance Agency - Ohio, Inc.
Stifel Venture Corp.	Missouri	Stifel Venture Corp.
Stifel Asset Management Corp.	Missouri	Stifel Asset Management Corp.
Stifel CAPCO, L.L.C.	Missouri	Stifel CAPCO, L.L.C.
Stifel CAPCO II, L.L.C.	Missouri	Stifel CAPCO II, L.L.C.
Hanifen, Imhoff Inc.	Colorado	Hanifen, Imhoff Inc.
Stifel Nicolaus Insurance Agency of Missouri [2]	Missouri	Stifel Nicolaus Insurance Agency of Missouri
CSA Insurance Agency, Incorporated	Missouri	CSA Insurance Agency, Incorporated

[1]Does not include corporations in which Registrant owns 50% or less of the stock.

[2]Wholly owned subsidiary of Stifel, Nicolaus & Company, Incorporated.

[3]Majority owned subsidiary of Stifel, Nicolaus & Company, Incorporated.

Stifel Financial Capital Trust I is a wholly owned subsidiary of Stifel Financial Corp; however, it is considered a Special Purpose Entity under the provisions of the Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities*, and has been deconsolidated effective December 31, 2003.

EXHIBIT 23

STIFEL FINANCIAL CORP.
CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements of Stifel Financial Corp. and Subsidiaries on Form S-8 (File Numbers 2-94326, 33-10030, 33-20568, 333-37805, 333-37807, 333-84717, 333-52694, 333-60506, 333-60516, 333-82328, 333-100414, 333-105756, and 333-105759) and on Form S-3 (File Numbers 33-53699, 333-41304, and 333-84952) of our reports dated March 12, 2004 (which express an unqualified opinion and which the report on the consolidated financial statements includes an explanatory paragraph relating to the adoption of a new accounting principle), appearing in the Annual Report on Form 10-K of Stifel Financial Corp. for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

March 13, 2004
St. Louis, Missouri

EXHIBIT 31.1
CERTIFICATION

I, Ronald J. Kruszewski, certify that:

1. I have reviewed this annual report on Form 10-K of Stifel Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and we have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize, and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 12, 2004

By /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
(President and Chief Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, James M. Zemlyak, certify that:

1. I have reviewed this annual report on Form 10-K of Stifel Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and we have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize, and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 12, 2004

By /s/ James M. Zemlyak
James M. Zemlyak
(Chief Financial Officer)

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Registrant on Form 10-K for the year ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

STIFEL FINANCIAL CORP.
(Registrant)

Date: March 12, 2004

By /s/ Ronald J. Kruszewski
Ronald J. Kruszewski
(President and Chief Executive Officer)

Date: March 12, 2004

By /s/ James M. Zemlyak
James M. Zemlyak
(Chief Financial Officer)

Stifel Nicolaus Office Locations

Alton, Illinois
322 State Street, Suite 100
(618) 463-4697

Belleville, Illinois
One Bronze Pointe
(618) 233-5685

Beloit, Wisconsin
400 East Grand Avenue
(608) 363-8402

Brookfield, Wisconsin
18000 West Sarah Lane,
Suite 180
(262) 794-1000

Camdenton, Missouri
143 East Highway 54
(573) 346-4242

Cape Girardeau, Missouri
2849 Independence Street
(573) 335-8454

Champaign, Illinois
Galleria Office Park
2502 Galen Drive, Suite 102
(217) 359-4686

Chesterfield, Missouri
500 Chesterfield Center,
Suite 250
(636) 530-6600

Chicago, Illinois
Sears Tower
233 South Wacker Drive,
Suite 850
(312) 454-3800

Chicago, Illinois*
321 North Clark Street,
Suite 930
(312) 644-0032

Cincinnati, Ohio
Bank One Towers
8044 Montgomery, Suite 436
(513) 794-0030

Clayton, Missouri
8182 Maryland Avenue
(314) 862-8800

Colorado Springs, Colorado
Plaza of the Rockies
111 South Tejon, Suite 705
(719) 442-2646

Columbia, Missouri
501 Cherry Street, Suite 101
(573) 874-2199

Columbus, Ohio
21 East State Street, Suite 200
(614) 463-9360

Dallas, Texas
5956 Sherry Lane, Suite 875
(214) 691-0059

Dayton, Ohio
7777 Washington Village Drive,
Suite 280
(937) 312-0610

Decatur, Illinois
445 North Franklin
(217) 429-4290

Denver, Colorado
1125 17th Street, Suite 1600
(303) 534-1180

Dublin, Ohio
655 Metro Place South, Suite 200
(614) 789-9354

Eau Claire, Wisconsin
3603 North Hastings Way,
Suite 200
(715) 552-8003

Edina, Minnesota
Centennial Lakes
7701 France Avenue South,
Suite 475
(952) 831-0160

Edwardsville, Illinois
110 Rottingham Court, Suite A
(618) 659-3780

Fort Collins, Colorado
Preston Center
2809 East Harmony Road,
Suite 330
(970) 267-9666

Fort Wayne, Indiana
7221 Engle Road, Suite 115
(260) 459-3989

Fremont, Michigan
25 West Main
(231) 924-0250

Geneva, Illinois
7 West State Street, Suite E
(630) 845-7900

Glenwood Springs, Colorado
302 Eighth Street, Suite 325
(970) 945-5275

Grand Haven, Michigan
One South Harbor Avenue
(616) 846-3620

Grand Rapids, Michigan
2100 Raybrook, S.E.,
Suite 200
(616) 942-1717

Green Bay, Wisconsin
River Walk Plaza
200 South Washington Street,
Suite 400
(920) 437-2555

Greenwood Village, Colorado
MCI Plaza
6312 South Fiddlers Green Circle,
Suite 320N
(303) 290-1040

Gulfport, Mississippi
2304 14th Street
(228) 864-4460

Indianapolis, Indiana
8888 Keystone Crossing,
Suite 825
(317) 706-1420

Jackson, Mississippi
LeFleurs Bluff Tower
4780 I-55 North, Suite 125
(601) 366-7890

Jefferson City, Missouri
222 Madison Street
(573) 635-7997

Joplin, Missouri
401 Main Street
(417) 781-6161

Kansas City, Missouri
Plaza Center Building
800 West 47th Street, Suite 600
(816) 531-7777

Kimberly, Wisconsin
Fox Cities Location
740 Ford Street, Suite B
(920) 991-1415

Kirkwood, Missouri
1001 South Kirkwood Road,
Suite 130
(314) 909-0238

Louisville, Kentucky
4969 U.S. Highway 42,
Suite 1000
(502) 425-1230

Madison, Wisconsin
525 Junction Road, Suite 2900
(608) 664-5890

Manhattan, Kansas
323 Poyntz Avenue
(785) 776-1066

Mansfield, Ohio
156 Sherman Avenue
(419) 524-4009

Marion, Indiana
418 East Third Street, Suite B
(765) 671-9637

Mattoon, Illinois
1601 Lafayette
(217) 235-0353

Merrill, Wisconsin
910 East Main Street
(715) 536-0073

Milwaukee, Wisconsin
330 East Kilbourn Avenue,
Suite 250
(414) 276-5014

Milwaukee, Wisconsin*
309 North Water Street,
Suite 150
(414) 270-0190

Minnetonka, Minnesota
11100 Wayzata Boulevard,
Suite 230
(763) 732-1300

Mound City, Kansas
14 N.W. Sugar Lake Drive West
(913) 795-3159

New Albany, Indiana
3122 Blackiston Mill Road
(812) 945-8598

New Orleans, Louisiana
1010 Common Street,
Suite 1900
(504) 525-7711

Olympia Fields, Illinois
20000 Governors Drive,
Suite 101
(708) 748-4500

Omaha, Nebraska
One Pacific Place
1125 South 103rd Street,
Suite 300
(402) 955-1033

Oshkosh, Wisconsin
1819 Witzel Avenue
(920) 303-1686

Overland Park, Kansas
9393 West 110th Street,
Suite 450
Corporate Woods,
Building 51
(913) 345-4200

Pikeville, Kentucky
209 Second Street, Suite 300
(606) 432-5520

Quincy, Illinois
3800 East Lake Centre Drive,
Suite 200
(217) 228-9488

Racine, Wisconsin
5439 Durand Avenue, Suite 240
(262) 554-4660

Rochester, Minnesota
305 Alliance Place, N.E.
(507) 292-9760

Rockford, Illinois
4343 East State Street,
Suite 3
(815) 229-2699

Rolla, Missouri
100 South Bishop, Suite A
(573) 364-8930

Sandusky, Ohio
205 West Water Street
(419) 625-5432

Shelbyville, Kentucky
500 Main Street
(502) 633-7170

South Bend, Indiana
Key Bank Tower Building
202 South Michigan Street,
Suite 1150
(574) 288-3040

Southlake, Texas
180 State Street, Suite 225
(817) 912-3310

Springfield, Missouri
1935 East Battlefield Road,
Suite C
(417) 886-2855

St. Louis, Missouri
One Financial Plaza
501 North Broadway
(314) 342-2000

St. Paul, Minnesota
332 Minnesota Street,
Suite N-201
(651) 291-8552

St. Peters, Missouri
114 Piper Hill Drive, Suite 201
(636) 939-2676

Stevens Point, Wisconsin
601 Main Street, Suite 202
(715) 343-5688

Texarkana, Texas
2010 Moores Lane, Suite 120
(903) 792-3305

Traverse City, Michigan
603 Bay Street
(231) 946-4975

Valparaiso, Indiana
150 Lincolnway, Suite 2004
(219) 464-1770

Waterloo, Illinois
300 North Market Street
(618) 939-9400

Wausau, Wisconsin
1220 North Sixth Street
(715) 843-5900

Wayzata, Minnesota
315 East Lake Street, Suite 200
(952) 473-6010

West Bend, Wisconsin
1702 West Washington
(262) 338-0880

Westlake, Ohio
1650-F Crossings Parkway
(440) 835-4170

Wichita, Kansas
301 North Main, Suite 1800
(316) 264-6321

Wilmette, Illinois
1100 Central
(847) 920-2000

Winter Park, Florida*
558 West New England Avenue,
Suite 210
(407) 622-0296

Woodbury, Minnesota
Woodhill Office Park
2155 Woodlane Drive, Suite 101
(651) 735-0900

Youngstown, Ohio
970 Windham Court, Suite 9
(330) 965-6929



* *investment banking office*

Stifel Financial Corp.

One Financial Plaza · 501 North Broadway · St. Louis, Missouri 63102

(314) 342-2000 · www.stifel.com